SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          	SIPEX CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    829909100
                                    ---------
                                 (CUSIP Number)

                              Guy Lavergne, ESQ.
                              2051 Bordelais
                              St-Lazare
                              Quebec, Canada
                              H9W 5X1
                              (514)910-7631
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 27, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /X/

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


- --------

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ALONIM INVESTMENTS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO*
               * Line of credit with broker, CIBC Wood Gundy
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    6,085,200
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                6,085,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     6,085,200
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     21.71%
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================




================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBMILCO HOLDINGS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================



================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBERT G. MILLER
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================



================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 S & F FINANCIAL HOLDINGS INC.INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, AF

- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0* -
 OWNED BY
   EACH
 REPORTING		*See Reporting of Secured Convertible Note and Warrant,
			under Item 4
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0* -
		*See Reporting of Secured Convertible Note and Warrant,
		under Item 4
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0* -
		*See Reporting of Secured Convertible Note and Warrant,
		under Item 4
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0 %
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================


Item 1.  Security and Issuer

         This Amendment no. 1 to the Reporting Persons' (as defined in Item 2)
Schedule 13D relates to the shares of common stock, of Sipex Corporation, a Delaware corporation (the "Company"). The Company's registered office is located at 233 South Hillview Drive, Milpitas, CA 95035, Tel: 408 934-7500,
Fax: 408 935-7600


Item 2.  Identity and Background

         This Amendment is being filed by Alonim Investments Inc. (formerly known as 4080661 Canada Inc. Effective on April 28, 2003, 4080661 Canada Inc. changed its legal name to Alonim Investments Inc. by filing articles of amendment, with Industry Canada,under the Canada Business Corporations Act) by Robmilco Holdings Ltd., by S & F Financial Holdings Inc. and by
Robert G. Miller (each, a "Reporting Person" and collectively, the "Reporting Persons").

         All information concerning the Reporting Persons remains as reported in the Schedule 13D filed by the Reporting Persons on May 5, 2003.


Item 3.  Source and Amount of Funds or Other Consideration

         Remains as reported on Schedule 13D.



Item 4.  Purpose of Transaction


	Item 4, as reported on Schedule 13D, is amended by deleting the third paragraph thereof, and replacing the same with the following text:

        "On May 27th, 2003, in furtherance of the discussions originally reported on the Reporting Persons' original Schedule 13D, Alonim Investments Inc., the Issuer, S & F Financial Holdings Inc., and Future Electronics Inc. entered into a Securities Purchase Agreement, involving a four year convertible loan, in the amount of $10,560,000 (U.S. Funds), bearing interest at the rate of 1.5% per annum. The loan involves the Issuer issuing a convertible secured promissory note for the same amount. The principal amount of the note is convertible into 3.0 million shares of the Issuer common stock at an exercise price of $3.52 per share, and can vest in three separate annual installments, subject to Future Electronics Inc. attaining predetermined sales levels over these annual periods. The note will be issued in a private placement transaction pursuant to Section 4(2) and Regulation D under the Securities
Act of 1933, as amended. The Issuer also will enter into a Registration and Standstill Agreement with Future Electronics Inc. and its affiliates, pursuant to which they will agree not to acquire more than 35% of the Registrant's capital stock on a fully diluted basis. In exchange for registration rights, Future Electronics Inc. also will agree not to dispose of more than certain predetermined percentages of their aggregate shareholdings, over a four year period, without disgorging half of their profits on sales in excess of the agreed upon percentages. The agreements are subject to customary closing conditions,including the recording of a deed of trust on the Issuer's
Milpitas facility."


Item 5.  Interest in Securities of the Issuer

(a) - (e) Remains as reported on Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    Except as described in Items 2-4 of this Amendment, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Materials to be Filed as Exhibits

         A - Securities Purchase Agreement dated as of May 27, 2003, by and between SIPEX Corporation and Alonim Investments Inc.
         B - Form of SIPEX Corporation Convertible Secured Note to be issued to Alonim Investments Inc.
	 C- Form of Registration and Standstill Agreement by and between SIPEX Corporation and Alonim Investments Inc., and its affiliates which are signatories thereto, namely: Future Electronics Inc. and S & F Financial Holdings Inc.
         D - Form of Voting Agreement by and between SIPEX Corporation and Alonim Investments Inc.
         E - Form of Security Agreement by and between SIPEX Corporation and Alonim Investments Inc.
         F - Form of Deed of Trust to be issued to Alonim Investments Inc.


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2003                       Alonim Investments Inc.

                                          /s/ Guy Lavergne, ESQ.
                                        --------------------------
                                         Guy Lavergne, Attorney






                Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2003                            Robmilco Holdings Inc.



                                             /s/ Guy Lavergne, ESQ.
                                            -------------------------
                                             Guy Lavergne, Attorney

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2003                         S & F Financial Holdings Inc.



                                            /s/ Guy Lavergne, ESQ.
                                         ---------------------------
                                            Guy Lavergne, Attorney
		Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2003                            Robert G. Miller



                                              /s/ per : Guy Lavergne
					      Attorney
                                           ---------------------------


                                  EXHIBIT INDEX
                                  -------------

                                                                           Page
         A - Securities Purchase Agreement dated as of May 27, 2003, by and between SIPEX Corporation and Alonim Investments Inc.
         B - Form of SIPEX Corporation Convertible Secured Note to be issued to Alonim Investments Inc.
	 C- Form of Registration and Standstill Agreement by and between SIPEX Corporation and Alonim Investments Inc., and its affiliates which are signatories thereto, anmely: Future Electronics Inc. and S & F Financial Holdings Inc.
         D - Form of Voting Agreement by and between SIPEX Corporation and Alonim Investments Inc.
         E - Form of Security Agreement by and between SIPEX Corporation and Alonim Investments Inc.
         F - Form of Deed of Trust to be issued to Alonim Investments Inc.

           -------                                                      ----

                                     EXHIBIT A
                                     ---------

SECURITIES PURCHASE AGREEMENT
THIS SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of May
27, 2003, by and between Sipex Corporation, a Massachusetts corporation (the "Company"), and Alonim Investments Inc. (the "Purchaser"), a Canadian corporation.
THE PARTIES TO THIS AGREEMENT enter into this Agreement on the basis of the following facts, intentions and understandings:
A. In accordance with the terms and conditions of this Agreement, the Company has agreed to issue and sell, and the Purchaser has agreed to purchase the Company's 1.5% Convertible Secured Note due June 30, 2007 in an aggregate amount of U.S. $10,560,000 (the "Principal Amount") (such note, in the form attached hereto as Exhibit A, as the same may be amended, modified or supplemented from time to time in accordance with the terms thereof, the "Note") that shall be convertible into shares of the common stock, $0.01 par value per share (the "Common Stock"), of the Company on the terms set forth in the Note. The shares of Common Stock issuable upon conversion of the Note are referred to herein collectively as the "Conversion Shares." The Note and the Conversion Shares are referred to herein as the "Securities."
B. The Company has agreed to provide the Purchaser with the
benefit of certain registration rights with respect to the Conversion Shares and other securities held by Purchaser under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") and applicable state securities laws, and the Purchaser has agreed to certain restrictions regarding the purchase and sale of the Company's securities, in each case on the terms and subject to the conditions set forth in the Registration and Standstill Agreement in the Form attached hereto as Exhibit B. The Purchaser has also agreed to certain restrictions regarding the voting of shares of the Company's Common Stock as set forth in the Voting Agreement in the form attached hereto as Exhibit C. This Agreement, the Note, the Registration and Standstill Agreement, the Voting Agreement and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (the "Transaction") are referred to herein collectively as the "Transaction Documents."
NOW THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:
SECTION 1. PURCHASE AND SALE OF NOTE.
(a) Closing of Note.
(1) Upon the satisfaction (or written waiver) of the
conditions set forth in Sections 5 and 6 of this Agreement, the Company shall issue and sell to Purchaser, and Purchaser agrees to purchase from the Company, the Note (the "Closing"). The price to be paid by the Purchaser for the Note shall be $10,560,000 USD.
(2) The date and time of the Closing (the "Closing Date")
shall be 12:00 p.m., California time, on May 27th, 2003 (or such other date as the parties may specify), subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 of this Agreement. The Closing shall occur on the Closing Date at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304 or at such other places as the parties may agree.
(b) Form of Payment. On the Closing Date, (i) Purchaser shall pay the Company for the Note to be issued and sold to such Purchaser on such Closing Date, by wire transfer of immediately available funds in accordance with the Company's written wire instructions attached hereto on Schedule A, and (ii) the Company shall deliver to Purchaser a properly authenticated Note representing the principal amount of the Note, duly executed on behalf of the Company and registered in the name of the Purchaser, that the Purchaser is purchasing from the Company pursuant to this Agreement.
SECTION 2. PURCHASER'S REPRESENTATIONS AND WARRANTIES. Purchaser
represents and warrants to the Company that as of the date hereof and the Closing Date:
(a) Investment Purpose. Purchaser is acquiring the Note and upon conversion of the Note owned by it, will acquire the Conversion Shares then issuable upon conversion thereof, for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales or distributions registered or exempted under the Securities Act.
(b) Accredited Investor Status. Purchaser is an "accredited
investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act as of the date of this Agreement.
(c) Reliance on Exemptions. Purchaser understands that the
Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein and in the Note in order to determine the availability of such exemptions and the eligibility of Purchaser to acquire the Securities.
(d) Information. Purchaser believes it (i) has been furnished with or believes it has had full access to all of the information that it considers necessary or appropriate for deciding whether to purchase the Securities, (ii) has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities, (iii) can bear the economic risk of a total loss of its investment in the Securities and
(iv) has such knowledge and experience in business and financial matters so as to enable it to understand the risks of and form an investment decision with respect to its investment in the Securities. Neither such inquiries nor any other due diligence investigations conducted by Purchaser or its advisors, if any, or its representatives shall limit, modify, amend or affect the Company's representations and warranties contained in this Agreement and the Purchaser's right to rely thereon.
(e) No Governmental Review. Purchaser understands that no United
States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of an investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.
(f) Transfer or Resale. Purchaser understands that, except as provided in Section 5 herein, none of the Securities have been or will be registered under the Securities Act or any state securities laws, and the Securities may not be offered for sale, sold, assigned or transferred without registration under the Securities Act or an exemption therefrom and that, in the absence of an effective registration statement under the Securities Act, such Securities may only be sold under certain circumstances as set forth in the Securities Act, it being understood that nothing in this Agreement shall restrict any transfer of Securities to (a) the Company or (b) an affiliate of the holder of such Securities (provided that in the case of (b) above the transferor furnishes the Company with such certifications, legal opinions or other information as the Company may reasonably request to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act).
(g) Legends.
(1) Purchaser understands that, until the later of (i)
the end of the holding period under Rule 144(k) of the Securities Act (or any successor provision) and (ii) such time as Purchaser ceases to be an "affiliate" of the Company as such term is defined in Rule 144 of the Securities Act, the Note (and all securities issued in exchange therefor or in substitution thereof, other than Conversion Shares, which shall bear the legend set forth in Section 2(g)(2) of this Agreement, if applicable) shall bear a legend in substantially the following form:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE
STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR
SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN
THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE
SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR
APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM.
The legend set forth above shall be removed and the Company shall issue a new Note of like tenor and aggregate principal amount and which shall not bear the restrictive legends required by this Section 2(g)(1), (i) if, in connection with a sale transaction, such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment, pledge or transfer of the Note may be made without registration under the Securities Act, or (ii) upon expiration of the two-year holding period under Rule 144(k) of the Securities Act (or any successor rule). The Company shall not require such opinion of counsel for the sale of Securities in accordance with Rule 144 of the Securities Act in the event that the Seller provides such representations that the Company shall reasonably request confirming compliance with the requirements of Rule 144.
(2) Such Purchaser understands that, until the later of
(i) the end of the holding period under Rule 144(k) of the Securities Act (or any successor provision) with respect to the Conversion Shares issued upon any conversion of the Note, and (ii) such time as Purchaser ceases to be an "affiliate" of the Company as such term is defined in Rule 144 of the Securities Act, any stock certificate representing Conversion Shares issued upon such conversion of the Note shall bear a legend in substantially the following form unless the Note submitted for conversion, does not bear the legend specified in
Section 2(g)(1):
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR
APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE
OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR
HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION
STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933,
AS AMENDED, OR AN EXEMPTION THEREFROM.
The legend set forth above shall be removed and the Company shall issue the Conversion Shares without such legend to the holder of the Conversion Shares upon which it is stamped, (i) if such Conversion Shares have been resold or transferred pursuant to the registration statement contemplated by Section 5 herein and the registration statement was effective at the time of such transfer, (ii) if, in connection with a sale transaction, such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment, pledge or transfer of the Conversion Shares may be made without registration under the Securities Act, or (iii) upon the later of (a) expiration of the two-year period under Rule 144(k) of the Securities Act (or any successor rule) and (b) such time as Purchaser ceases to be an "affiliate" of the Company as such term is defined in Rule 144 of the Securities Act. The Company shall not require such opinion of counsel for the sale of Conversion Shares in accordance with Rule 144 of the Securities Act, provided that the Seller provides such representations that the Company shall reasonably request confirming compliance with the requirements of Rule 144.
(3) Purchaser understands that, in the event Rule 144(k)
as promulgated under the Securities Act (or any successor rule) is amended to change the two-year period under Rule 144(k) (or the corresponding period under any successor rule), (i) each reference in Sections 2(g)(1) and 2(g)(2) of this Agreement to "two (2) years", the "two-year period" or "two-year holding period" shall be deemed for all purposes of this Agreement to be references to such changed period, and (ii) all corresponding references in the Note shall be deemed for all purposes to be references to the changed period, provided that such changes shall not become effective if they are otherwise prohibited by, or would otherwise cause a violation of, the then-applicable federal securities laws.
(h) Authorization; Enforcement; Validity. The Transaction
Documents have been duly and validly authorized, executed and delivered on behalf of Purchaser and are valid and binding agreements of Purchaser enforceable against Purchaser in accordance with their terms, subject as to enforceability to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and except as the indemnification agreements of Purchaser may be legally unenforceable.
(i) Residency. Purchaser is a resident of that country or state specified in its address on the signature page hereto and executed by it.
(j) Additional Acknowledgement. Purchaser acknowledges that it has independently evaluated the merits of the transactions contemplated by this Agreement and the Note and that it has independently determined to enter into the transactions contemplated hereby and thereby.
With the exception of Section 2(h), the Purchaser's representations and warranties made in this Section 2 are made solely for the purpose of permitting the Company to make a determination that the offer and sale of the Note pursuant to this Agreement complies with applicable United States federal and state securities laws and not for any other purpose. Accordingly, other than Section 2(h), the Company should not rely on such representations and warranties for any other purpose.
SECTION 3. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.
The Company hereby represents and warrants to, and covenants with, the Purchaser that as of the date hereof subject to such exceptions as set forth in the letter from the Company to Purchaser dated as of the date hereof (the "Disclosure Letter"):
(a) Organization. The Company is duly organized and validly
existing in good standing under the laws of the jurisdiction of its organization. Each of the Company and its subsidiaries listed on Exhibit 21.1 to its Annual Report on Form 10-K for the year ended December 31, 2002 (the "Subsidiaries") has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and as described in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, including all exhibits, supplements and amendments thereto, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 2003, including all exhibits, supplements and amendments thereto (the "SEC Filings"), and is registered or qualified to do business and in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect, and to the Company's knowledge, no proceeding has been instituted in any such jurisdiction, revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification. As used in this Agreement, "Material Adverse Effect" means any material adverse effect upon (i) the business, financial condition, results of operations, assets, properties or operations of the Company and its Subsidiaries, considered as one enterprise, or (ii) the Company's ability to perform its obligations under this Agreement. No subsidiary of the Company is a "significant subsidiary" of the Company as such term is defined in Rule 1-02(w) of Regulation S-X.
(b) Due Authorization and Valid Issuance. Except as set forth in
Section 3(b) of the Disclosure Letter, the Company has all requisite power and authority to execute, deliver and perform
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
its obligations under the Transaction Documents, and the Transaction Documents and the transactions contemplated thereby have been duly authorized by the Company and its Board of Directors and no further consent or authorization by the Company, or its shareholders is required. Each of the Transaction Documents has been validly executed and delivered by the Company and constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Note being purchased by the Purchaser hereunder will, upon issuance pursuant to the terms hereof, be duly authorized, validly issued, fully paid and nonassessable, and shall be free from all liens, claims and encumbrances, except encumbrances or restrictions arising under U.S. federal or state securities laws, with respect to the issuance thereof, and the Purchaser shall be entitled to all the rights set forth therein.
(c) Non-Contravention. The execution, delivery and performance of the Transaction Documents, including without limitation the issuance and sale of the Note to be sold by the Company under the Transaction Documents, the fulfillment of the terms of the Transaction Documents and the consummation of the transactions contemplated thereby, will not constitute a violation of, or default (with the passage of time or otherwise) under (i) any bond, debenture, note or other evidence of indebtedness, lease, contract, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Company or any Subsidiary is a party or by which it or any of its Subsidiaries or their respective properties are bound when such violation, conflict or default, individually, or in the aggregate, would have a Material Adverse Effect, (ii) the articles of organization, by-laws or other organizational documents of the Company or any Subsidiary, or (iii) any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company or any Subsidiary or their respective properties when such violation, conflict or default would have a Material Adverse Effect. In addition, the execution, delivery and performance of the Transaction Documents, including without limitation the issuance and sale of the Note to be sold by the Company under the Transaction Documents, the fulfillment of the terms of the Transaction Documents and the consummation of the transactions contemplated thereby, will not result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the properties or assets of the Company or any Subsidiary (other than (i) the lien of the Deed of Trust on the property to be subject to the Deed of Trust, (ii) the Security Agreement on the property to be subject to the Security Agreement) or (iii) an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any bond, debenture, note or any other evidence of indebtedness or any indenture, mortgage, deed of trust or any other agreement or instrument to which the Company or any Subsidiary is a party or by which any of them is bound or to which any of the property or assets of the Company or any Subsidiary is subject where such lien or other restriction would have a Material Adverse Effect. Except for such filings and clearances, if any, as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), no consent, approval, authorization or other order of, or registration, qualification or
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
filing with, any regulatory body, administrative agency, or other governmental body in the United States or any other person is required for the execution, delivery and performance of the Transaction Documents, including without limitation the valid issuance and sale of the Securities to be sold pursuant to the Transaction Documents, other than such as have been made or obtained, and except for any post-closing securities filings or notifications required to be made under federal or state securities laws. Assuming the accuracy of the representations made by Purchaser in Section 2, the issuance by the Company of the Note is exempt from registration under the Securities Act and the issuance of the Conversion Shares upon conversion the Note, will be exempt from registration under the Securities Act under applicable rules and regulations as currently in effect.
(d) Capitalization. The Company's authorized capital stock as of
March 20, 2003 consisted of (i) 40,000,000 shares of Common Stock, $0.01 par value per share, of which 28,030,659 shares are issued and outstanding, 4,927,814 are reserved for issuance under the Company's 1994 Stock Option and Incentive Plan, 1996 Stock Option and Incentive Plan, 1996 Non-Employee Director Stock Option Plan, 1997 Incentive Stock Option Plan, Sipex Corporation 1999 Stock Plan, 2000 Non-Qualified Stock Option Plan, 2002 Nonstatutory Stock Option Plan, and 1996 Employee Stock Purchase Plan (such plans collectively, "Employee Benefit Plans"), 3,701,000 shares are reserved for issuance pursuant to options outside the Employee Benefit Plans, 1,600,000 shares are reserved for issuance upon conversion of the S&F Note (as defined below) and 900,000 shares are reserved for issuance upon exercise of a warrant originally issued to S&F Financial Holdings Inc. and (ii) 1,000,000 shares of Preferred Stock, $0.01 par value per share, of which no shares are issued and outstanding. The Company has not issued any capital stock since that date other than pursuant to (i) the Employee Benefit Plans, or (ii) upon exercise of outstanding warrants or options disclosed in the SEC Filings. The Company has no stock option or stock purchase plans or other equity incentive plans of any kind other than the Employee Benefit Plans. The Conversion Shares to be issued by the Company pursuant to the Transaction Documents have been duly authorized, and when issued in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and will be free from all taxes, liens and charges with respect to the issuance thereof, with the holder thereof entitled to all rights accorded to holders of Common Stock of the Company, generally. The outstanding shares of capital stock of the Company have been duly and validly issued and are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and were not issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth herein or in the SEC Filings, there are no (i) outstanding rights (including, without limitation, preemptive rights with respect to issuances by the Company of any securities, including without limitation the Securities, of the Company), warrants or options to acquire, or instruments convertible into or exchangeable for, any unissued shares of capital stock or other equity interest in the Company or any Subsidiary, (ii) contracts, commitments, agreements, understandings or arrangements of any kind to which the Company is a party or of which the Company has knowledge and relating to the issuance or sale of any capital stock of the Company or any Subsidiary, or of any such convertible or exchangeable securities or any such rights, warrants or options, (iii) outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or any Subsidiary, (iv) securities or
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
other instruments containing anti-dilution or similar provisions that will be triggered by the issuance of any of the Securities under this Agreement, or (v) stock appreciation rights or "phantom stock" plans or agreements or any similar plan or arrangement. Without limiting the foregoing, no preemptive right, co-sale right, right of first refusal, registration right (other than, in each case, pursuant to that certain Securities Purchase Agreement dated September 22, 2002, by and between the Company and S&F Financial Holdings Inc., or except as set forth herein) or other similar right exists with respect to any of the Securities or the issuance and sale thereof. No further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Securities. The Company owns the entire equity interest in each of its Subsidiaries, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest, other than as described in the SEC Filings. The Company has no outstanding indebtedness for borrowed money and no agreement regarding borrowings, other than pursuant to that certain $12,000,000 Convertible Secured Note due 2007, originally issued to S&F Financial Holdings Inc. as of September 27, 2002 (the "S&F Note"). Except as disclosed in the SEC Filings, there are no shareholder rights plans, stockholders agreements, voting agreements or other similar agreements with respect to the Common Stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.
(e) Legal Proceedings. There is no material action, suit,
proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened to which the Company or any Subsidiary is or may be a party or of which the business, property, Common Stock, officers or directors (in their capacities as such) of the Company or any Subsidiary is subject that is not disclosed in the SEC Filings, except where the same would not result, either individually or in the aggregate, in a Material Adverse Effect.
(f) No Violations. Neither the Company nor any Subsidiary (i) is
in violation of its charter, bylaws, or other organizational document, (ii) is in violation of any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Company or any Subsidiary, which violation, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect, or (iii) is in default (and there exists no condition which, with the passage of time or otherwise, would constitute a default) in any respect in the performance of any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust or any other agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or by which the properties of the Company or any Subsidiary are bound, which would be reasonably likely to have a Material Adverse Effect. (g) Governmental Permits, Etc. Each of the Company and its Subsidiaries has all necessary franchises, licenses, certificates and other authorizations from any foreign, federal, state or local government or governmental agency, department, or body that are currently necessary for the operation of the business of the Company and its Subsidiaries as currently conducted and as described in the SEC Filings except where the failure to currently possess any such franchise, license, certificate or other authorization would not have a Material Adverse Effect.
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
(h) Intellectual Property. Except as specifically disclosed in the
SEC Filings, (i) each of the Company and its Subsidiaries owns or possesses sufficient rights to use all patents, patent rights, trademarks, copyrights, licenses, inventions, mask works, trade secrets, trade names, know-how, moral rights, confidential and proprietary information, compositions of matter, formulas, designs and proprietary rights (collectively, "Intellectual Property") described or referred to in the SEC Filings as owned or possessed by it or that are necessary for the conduct of its business as now conducted or as described in the SEC Filings, except where the failure to currently own or possess would not have a Material Adverse Effect, and (ii) to the Company's knowledge, neither the Company nor any of its Subsidiaries is infringing, or has received any notice of or has any knowledge of any asserted infringement by the Company or any of its Subsidiaries of, any rights of a third party with respect to any Intellectual Property that, individually or in the aggregate, would have a Material Adverse Effect. To the Company's knowledge, there is no claim, action or proceeding being overtly threatened against, but which has not been made or brought against, the Company or any of its Subsidiaries regarding its Intellectual Property or infringement of other intellectual property rights which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. To the Company's knowledge, no third party has any ownership right, title, interest, claim in or lien on any of the Intellectual Property and the Company has taken, and in the future the Company will use its reasonable effort to take, all steps reasonably necessary to preserve its legal rights in, and the secrecy of, all the Intellectual Property. To the Company's knowledge, there is no material unauthorized use, infringement or misappropriation of any Intellectual Property of the Company or any of the Subsidiaries by any third party.
(i) Environmental Matters.
(1) Except as would not reasonably be likely to result in
a material liability to the Company, no underground storage tanks and no amount of any substance that has been designated by any governmental agency or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended to date, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended to date, and the regulations promulgated pursuant to said laws, but excluding routine quantities of office and janitorial supplies (a "Hazardous Material"), are present as a result of the actions of the Company, or, to the Company's knowledge, as a result of the actions of a third party, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries currently owns, operates, occupies or leases, or to the Company's knowledge, were present on any other real property at the time it ceased to be owned, operated, occupied or leased by the Company as a result of the actions of the Company, or to the Company's knowledge as a result of the actions of a third party.
(2) Except as would not reasonably be likely to result in
a material liability to the Company (in any individual case or in the aggregate), neither the Company nor any Subsidiary has transported, stored, used, manufactured, disposed of or arranged for the disposal of, released or
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
exposed its employees or others to Hazardous Materials in violation of any federal, state or local law, rule, regulation, treaty or statute in effect before the Closing Date related to protection of human health, safety, and the environment, including natural resources (collectively, "Environmental Laws").
(3) Except as would not reasonably be likely to result in
a material liability to the Company, the Company and the Subsidiaries currently hold and are in compliance with all approvals, permits, licenses, clearances and consents required under Environmental Laws for the conduct of the Company's and the Subsidiaries' businesses as currently being conducted.
(4) No action, proceeding, revocation proceeding,
amendment procedure, writ, injunction or claim is pending, or to the Company's knowledge, threatened, alleging that the Company or any of the Subsidiaries are in violation of or liable under any Environmental Law.
(j) No General Solicitation; No Integration. Neither the Company
nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of any of the Securities. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be integrated with the Conversion Shares and/or the Note sold pursuant to this Agreement.
(k) Interested Party Transactions. Except as set forth in Section
3(k) of the Disclosure Letter, to the knowledge of the Company, except as set forth in the SEC Filings, no officer or director of the Company or the Subsidiaries or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the 1933 Act) of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to the Company any goods, property, technology, intellectual or other property rights or services; or (ii) any contract or agreement to which the Company is a party or by which it may be bound or affected.
(l) Financial Statements. The financial statements of the Company and the related notes contained in the SEC Filings (all such financial statements, the "Financial Statements") present fairly, in accordance with generally accepted accounting principles, the financial position of the Company and its Subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, subject, in the case of unaudited financial statements for interim periods, to normal year-end audit adjustments. Such Financial Statements (including the related notes) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified, except as disclosed in the SEC Filings. The other financial information contained in the SEC Filings has been prepared on a basis consistent with the financial statements of the Company. Consistent with the Company's disclosure in its SEC filings, the Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and to maintain
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
assets accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(m) No Material Adverse Change. Since March 29, 2003, the Company
has not experienced or suffered events or conditions which have, in the aggregate, caused a Material Adverse Effect.
(n) Disclosure. The information contained in the SEC Filings, excluding exhibits thereto, including without limitation all information incorporated therein by reference, as of the date hereof and as of the Closing Date, did not and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(o) NASDAQ Compliance. The Company's Common Stock is registered pursuant to Section 12(g) of the Exchange Act and is listed on The Nasdaq Stock Market, Inc. National Market (the "Nasdaq National Market"), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or de-listing the Common Stock from the Nasdaq National Market, nor has the Company received any notification that the Securities and Exchange Commission (the "SEC") or the NASD is contemplating terminating such registration or listing.
(p) Reporting Status. The Company has filed in a timely manner (or pursuant to applicable extension periods) all documents that the Company was required to file under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the twelve (12) months preceding the date of this Agreement (the "SEC Documents"). The SEC Documents, as amended, and all other materials filed with the SEC during such period complied in all material respects with the SEC's requirements as of their respective filing dates or amendment dates, and the information contained therein did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading. As of the date hereof, the Company meets the requirements for use of Form S-3 for registration of the resale of the Conversion Shares. The Company is not required to file and will not be required to file any agreement, note lease, mortgage, deed or other instrument entered into prior to the date hereof and to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound which has not been previously filed as an exhibit to its reports filed with the SEC under the Exchange Act.
(q) Listing. The Company shall, upon any conversion of the Note, comply with all requirements of the NASD with respect to the issuance of the Conversion Shares to be issued in connection with such conversion and the listing thereof on the Nasdaq National Market.
(r) No Manipulation of Stock. The Company has not taken and will not, in violation of applicable law, take, any action designed to or that might reasonably be expected to cause or result
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
in stabilization or manipulation of the price of the Common Stock to facilitate the transactions contemplated hereby or the sale or resale of the Conversion Shares.
(s) Company not an "Investment Company". The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Company is not, and immediately after receipt of payment for the Shares will not be, an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act and shall conduct its business in a manner so that it will not become subject to the Investment Company Act.
(t) Brokers or Finders. The Company has not incurred, and shall not incur, directly or indirectly, any liability for any brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.
(u) Deed of Trust. Except for the recording of a Notice of Intent to Preserve Security Interest pursuant to California Civil Code Sections 880.310-880.370, after the Deed of Trust (as defined in Section 6(a) hereof) has been recorded in the Official Records of Santa Clara County, California, it will not be necessary to re-record, re-register or re-file the Deed of Trust in order to maintain the priority of the liens and security interests created thereby. There will be no mortgage taxes or filing fees payable upon the recording and filing of such documents except (i) normal recording and filing fees payable to the County Recorder of Santa Clara County, California in connection therewith,
(ii) transfer taxes assessed in connection with any transfer of the Property (as defined in the Deed of Trust) or interest therein, and (iii) any fee or charge payable to any entity whose services may have been used to assist in such recordation and filing.
(v) Canadian Representations. The Company further represents and warrants to the Purchaser that, as at the date of issuance of the Note, the Company is not a "reporting issuer" (or the equivalent) in any Canadian provincial or territorial jurisdiction.
(w) Employee Benefits Plans. The Company does not currently have a guaranteed pension plan under Sections 302, 4041, 4042, 4043, 4063, 4065, 4066 and 4068 of ERISA, or a multiemployer plan, under Sections 4041A, 4202, 4219, 4242, or 4245 of ERISA.
SECTION 4. COVENANTS.
(a) Reasonable Efforts. The parties shall use all reasonable efforts to timely satisfy each of the conditions described in Sections 5 and 6 of this Agreement.
(b) Consents. The Company will use all reasonable efforts to obtain all consents, approvals, authorizations or other orders of, or registration, qualification or filing with, any regulatory body, administrative agency or other governmental body in the United States or any other person that is required for the execution, delivery and performance of the Transaction Documents, including without limitation the valid issuance and sale of the Securities to be sold pursuant to the
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
Transaction Documents. The Purchase will cooperate in good faith in assisting the Purchaser to fulfill this covenant.
(c) Form D; Blue Sky Laws. The Company shall file a Form D with respect to the Securities as required under Regulation D and provide a copy thereof to the Purchaser promptly after such filing. The Company shall take such action at its own cost and expense, as the Company shall reasonably determine is necessary to qualify the Securities for sale to the Purchaser pursuant to this Agreement under applicable securities or "blue sky" laws of the states of the United States or obtain exemption therefrom, and shall provide evidence of any such action so taken to each Purchaser.
(d) Reservation of Shares. Subject to subsection (e) below, the
Company shall take all action necessary to at all times have authorized and reserved for the purpose of issuance, no less than 100% of the number of shares of Common Stock needed to provide for the issuance of the Conversion Shares.
(e) Increase of Authorized Capital. Notwithstanding subsection (d)
above, the Company covenants to use its best efforts to obtain shareholder approval at the next annual meeting of shareholders scheduled for May 30, 2003 (the "2003 Meeting") to increase authorized capital stock by an amount sufficient for Company to have enough shares authorized, un-issued and un-reserved to reserve sufficient numbers of shares of common stock to accommodate the conversion of the Note in accordance with its terms and to fulfill its obligations with respect to all conversion rights hereby and by the Note. Notwithstanding the foregoing, in the event that the Company does not obtain approval for the increase in the authorized capital stock at the 2003 Meeting, the Company shall use its best efforts to ensure the reservation of sufficient shares of Common Stock by decreasing the number of Shares reserved for future grants of options to purchase the Company's Common Stock. If the Company has been unable to reserve sufficient shares of Common Stock within six
(6) months from the date of the 2003 Meeting, the Purchaser shall have the right to require the Company to repay to the Purchaser a pro-rata amount of the Principal Amount of the Note, based on the number of shares of Common Stock that have not been reserved for the conversion of the Note as of such date, and the Company shall repay such portion of the Principal Amount, and accrued interest calculated as at the date of repayment, within thirty (30) days of a notice to that effect from the Purchaser, and in the event of such partial repayment, the number of Conversion Rights that can vest pursuant to the Note shall be reduced by such amount repaid, provided however, that if certain Conversion Rights are no longer capable of vesting, the shortfall shall be first allocated against these Conversion Rights that can no longer vest.
(f) Reporting Status. Until the later of (i) the date as of which the Purchaser may sell all of the Conversion Shares without restriction pursuant to Rule 144(k) promulgated under the 1933 Act (or successor thereto) and (ii) the last date on which the Note remains outstanding (the "Reporting Period"), the Company shall file all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination, other than as a result of a Change of Control (as such term is
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
defined in the Note), provided that the Company is in compliance with the terms of the Note with respect to such Change of Control.
(g) Listing. The Company shall promptly secure the listing of all of the Conversion Shares upon each national securities exchange and automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance, as required by each such national securities exchange and automated quotation system) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all Conversion Shares from time to time issuable under the terms of the Transaction Documents. The Company shall use all reasonable efforts to maintain the Common Stock's authorization for quotation on the Nasdaq National Market (the "Principal Market"). Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock from the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this
Section 4(g).
(h) Redemptions and Dividends. For so long as the Note is
outstanding, without the prior written approval of the Purchaser, the Company shall not repurchase, redeem, or declare or pay any cash dividend or distribution on, any shares of capital stock of the Company.
(i) Right of First Refusal. As long as the Note is outstanding, the Purchaser has the right of first refusal to purchase its Pro Rata Share (as defined below), of all (or any part) of any "New Securities" (as defined below) that the Company may from time to time issue after the date of this Agreement until the second anniversary of the Closing Date. Purchaser's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of Conversion Shares held by Purchaser or subject to any unconverted portion of the Note at the time of the issuance of such New Securities, to (b) the total number of shares of Common Stock of the Company then outstanding (assuming full conversion and exercise of all outstanding convertible or exercisable securities, options or warrants, other than options issued to officers, directors, employees, consultants, contractors or advisors under any employee or director benefit plan or any other purchase plan, stock grant or other agreement); provided, however, that the Purchaser's right of first refusal shall be limited pursuant to the requirements of the Marketplace Rules of the Nasdaq National Market as amended from time to time.
(1) New Securities. "New Securities" shall mean any
capital stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such capital stock; provided, however, that the term "New Securities" does not include: (i) capital stock issued or issuable upon the exercise of any warrants, options or convertible securities issued and outstanding on the date hereof in accordance with the terms of such securities as of such date; (ii) capital stock issued or issuable to officers, directors, employees, consultants, contractors or advisors upon the grant or exercise of any stock or options which may hereafter be granted or exercised under any employee or director benefit plan of the Company now existing or to be implemented in the future or any other purchase plan, stock grant or other agreement, approved by a committee of independent directors of the Company or the Company's Board of Directors;
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
(iii) the Conversion Shares; (iv) any securities issued to strategic partners
(A) investing in connection with a commercial relationship with the Company or
(B) providing the Company with equipment leases, real property leases, loans, credit lines, guaranties of indebtedness, cash price reductions or similar transaction; or (v) any securities issued in connection with the acquisition of a business pursuant to an asset purchase, securities purchase, merger or similar transaction.
(2) Procedures. In the event that the Company proposes to
undertake an issuance of New Securities, it shall give to Purchaser a written notice of its intention to issue New Securities (the "Pro Rata Rights Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. Purchaser shall have fifteen (15) Business Days from the date such Pro Rata Rights Notice is delivered hereunder, to agree in writing to purchase Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed Purchaser's Pro Rata Share). If Purchaser fails to so agree in writing within such fifteen (15) Business Day period to purchase its full Pro Rata Share of an offering of New Securities, then Purchaser shall forfeit the right hereunder to purchase that part of his Pro Rata Share of such New Securities that he, she or it did not so agree to purchase. "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which the banking institutions in the State of New York are authorized or obligated by law or executive order to close or be closed.
(3) Failure to Exercise. In the event that the Purchaser
fails to exercise in full the right of first refusal within such fifteen (15) Business Day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Purchaser's right of first refusal hereunder was not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Pro Rata Rights Notice. In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Purchaser pursuant to this Section 4(i).
(j) No Encumbrance of Property. For so long as the Note is
outstanding, without the prior written approval of the Purchaser, the Company shall not create, incur, assume or suffer to exist any mortgage, pledge, lien, security interest or other encumbrance of any kind on the Property (as defined in the Deed of Trust) except for (i) liens for taxes, assessments, fees and other governmental charges, and for claims the payment of which is not yet overdue or is being contested in good faith (and for which adequate reserves have been established by the Company on its books in conformity with GAAP), (ii) statutory liens of landlords, carriers, warehousemen, processors, mechanics, materialmen or suppliers incurred in the ordinary course of business and securing amounts not yet due or declared to be due by the claimant thereunder;
(iii) liens or security interests in favor of Purchaser or its affiliates; (iv) zoning restrictions and easements, licenses, covenants and other restrictions affecting the use of real property that do not individually or in the aggregate have a material adverse effect on the ability of the Company and its Subsidiaries to use such real property for its intended purpose in connection with its business; or (v) matters disclosed in the title insurance report relating to the Property prepared by First American Title Company in October 2002 in connection with the issuance of the S&F Note.
(k) Regulatory Filings; Reasonable Efforts.
(i) Regulatory Filings. Each of the Company and Purchaser
shall coordinate and cooperate with one another and shall each use all reasonable efforts such that as promptly as practicable after the date hereof, each of the Company and Purchaser shall make all filings reasonably determined by the parties to be required by any governmental entity in connection with the issuance of the Note and the Conversion Shares and the transactions contemplated hereby, including, without limitation, (i) Notification and Report Forms with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") as required by the HSR Act, (ii) other comparable filings pursuant to the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto and
(iii) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or "blue sky" laws and the securities laws of any foreign country, or any other legal requirement relating to the issuance of the Note and the Conversion Shares. Each of the Company and Purchaser will cause all documents that it is responsible for filing with any governmental entity under this Section 4(k) to comply in all material respects with all applicable legal requirements. Purchaser agrees to pay the expenses associated with each such Regulatory Filing.
(ii) Exchange of Information. The Company and Purchaser
each shall promptly supply the other with any information that may be required in order to effectuate any filings or application pursuant to Section 4(k)(i). Except where prohibited by applicable legal requirements, each of the Company and Purchaser shall consult with the other prior to taking a position with respect to any such filing, shall consider in good faith the views of one another in connection with any analyses, appearances, presentations, memoranda, briefs, papers, arguments, opinions and proposals before making or submitting any of the foregoing to any governmental entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade legal requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any governmental entity in connection with this Agreement or the transactions contemplated hereby, provided that with respect to any such filing, presentation or submission, each of the Company and Purchaser need not supply the other with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any governmental entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information.
(iii) Notification. Each of the Company and Purchaser will
notify the other promptly upon the receipt of (i) any comments from any officials of any governmental entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any governmental entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any legal requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 4(k)(i), the Company or Purchaser, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable governmental entity such amendment or supplement.
(iv) Limitation on Divestiture. Notwithstanding anything
in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require the Company or Purchaser or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.
SECTION 5. CONDITIONS TO THE COMPANY'S OBLIGATION TO CLOSE The
obligation of the Company to issue and sell the Note to the Purchaser at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing Purchaser with prior written notice thereof:
(a) Transaction Documents. Purchaser shall have executed each of the Transaction Documents to which it is a party and delivered the same to First American Title Insurance Company ("Title Company"), 1737 North First Street, Suite 100, San Jose CA 95112 (other than this Agreement, which shall have been delivered to the Company), and the Title Company shall have issued or committed to issue to Purchaser Title Company's lender's policy of title insurance (ALTA 1970 form) for $10,560,000, insuring the first lien priority of the Deed of Trust, such policy of title insurance to be in conformity with the Proforma Policy attached hereto as Exhibit F, provided that Purchaser shall be the beneficiary.
(b) Payment of Purchase Price. Purchaser shall have delivered to the Company the purchase price for the Note being purchased by such Purchaser at the Closing by the Closing Date by wire transfer of immediately available funds pursuant to the wire instructions attached hereto as Schedule A.
(c) Representations and Warranties; Covenants. The representations and warranties of the Purchaser shall be true, correct and complete in all respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date (which shall be true, correct and complete as of such date)), and the Purchaser shall have performed, satisfied and complied with in all material respects the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Purchaser at or prior to the Closing Date.
SECTION 6. CONDITIONS TO PURCHASER'S OBLIGATION TO PURCHASE. The
obligation of Purchaser hereunder to purchase the Note from the Company at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for Purchaser's sole benefit and may be waived by Purchaser at any time in its sole discretion by providing the Company with prior written notice thereof:
(a) Transaction Documents. The Company shall have (i) executed each of the Transaction Documents and delivered the same to the Title Company (other than this Agreement, which shall have been delivered to the Purchaser),
(ii) executed and delivered the Deed of Trust in the form attached hereto as Exhibit D to the Title Company, for recordation in the Office of the Recorder of Santa Clara County, and the Title Company shall have issued or committed to issue to Purchaser Title Company's lender's policy of title insurance (ALTA 1970 form) for $10,560,000, insuring the second lien priority of the Deed of Trust, such policy of title insurance to be in conformity with the Proforma Policy attached hereto as Exhibit F, provided that Purchaser shall be the beneficiary, and (iii) executed and delivered the Security Agreement in the form attached hereto as Exhibit E.
(b) No Delisting of Common Stock. The Common Stock (i) shall be designated for quotation or listed on the Nasdaq National Market (the "Principal Market") and (ii) shall not have been suspended by the Commission or the Principal Market from trading on the Principal Market nor shall suspension by the Commission or the Principal Market have been threatened either (A) in writing by the Commission or the Principal Market or (B) by the Company falling below the minimum listing maintenance requirements of the Principal Market; and the Conversion Shares issuable upon conversion of the Note (without regard to any limitations on conversions) shall be designated for quotation or listed upon the Principal Market.
(c) Representations and Warranties; Covenants. The representations and warranties of the Company shall be true, correct and complete in all respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date (which shall be true, correct and complete as of such date)) and the Company shall have performed, satisfied and complied with in all respects the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Purchaser shall have received a certificate, executed by the principal financial officer of the Company, dated as of the Closing Date, to the foregoing effect.
(d) Reservation of Common Stock. As of the Closing Date or as soon as possible thereafter, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Note, 3,000,000 shares of its Common Stock and shall have sufficient authorized and unissued shares of Common Stock to reserve such amount. If such condition is waived, in whole or in part, by the Purchaser, or if an extension to fulfill the same is granted, Section 4(e) shall be applicable.
(e) Good Standing Certificates. The Company shall have delivered to Purchaser a certificate evidencing the incorporation and good standing of the Company in Massachusetts issued by the Secretary of the Commonwealth of Massachusetts as of a date within ten days of the Closing Date and a certified copy of the Company's articles of organization, certified by the Secretary of the Commonwealth of Massachusetts, as of a date within ten days of the Closing Date.
(f) Certificate of the Clerk. The Company shall have delivered to such Purchaser a certificate of the Clerk of the Company, in the form attached hereto as Exhibit G and dated as of the Closing Date, certifying as to adoption without subsequent modification or amendment of the form of resolutions of the Board of Directors of the Company consistent with Section 3(b) of this Agreement and certifying as to the Company's articles of organization and by-laws, each as in effect at the Closing.
(g) Filings; Authorizations. The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Securities pursuant to this Agreement in compliance with such laws, except for any filings that may be made after the Closing.
(h) No Injunctions. No temporary restraining order, preliminary or permanent injunction or other order or decree, and no other legal restraint or prohibition shall exist which prevents or arguably prevents the consummation of the transactions contemplated by the Transaction Documents, nor shall any proceeding have been commenced or threatened with respect to the foregoing.
(i) No Material Adverse Effect. Between the time of execution of this Agreement and the Closing Date, no Material Adverse Effect shall occur or become known (whether or not arising in the ordinary course of business).
(j) Canadian Securities Clearance. The Company shall have received an order, in a form reasonably acceptable to the Purchaser, from the Quebec Securities Commission granting relief from the registration and prospectus requirements under the securities laws of the Province of Quebec in connection with the issuance by the Company of the Note to the Purchaser, which order shall not impose any restrictions or conditions on (i) the conversion of the Note, or
(ii) the sale of any or all of the shares of Common Stock underlying the Note provided that such sale is through an exchange or market outside of the Province of Quebec.
(k) Approval by the Company's Board of Directors. The Transaction
Documents shall have been approved by the Board of Directors of the Company, in the form hereof and, if attached as an Exhibit hereto, in the form so attached, at a general or special meeting in accordance with Company by-laws, and other requirements.
SECTION 7. MISCELLANEOUS.
(a) Governing Law; Jurisdiction; Waiver of Jury Trial. This
Agreement shall be deemed to be a contract made under the laws of the State of California, and for all purposes shall be, governed by, and considered in accordance with, the law of the State of California. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in Santa Clara County, California, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
(b) Counterparts. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other parties hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.
(c) Headings. The headings of this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
(d) Entire Agreement. This Agreement, the Note and the documents referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Note, the Registration and Standstill Agreement and the Voting Agreement supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.
(e) Amendments. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Purchaser.
(f) Waivers. No provision of this Agreement may be amended or waived other than by an instrument in writing signed by the Company and the Purchaser. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.
(g) Expenses. Except as otherwise provided herein, the Company and
Purchaser shall bear their own legal and other expenses with respect to this Agreement and the transactions contemplated hereby.
(h) Notices. Any notices, consents, waivers or other
communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided that such notice is also delivered via regular mail; or (iii) 1 Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:
If to the Company:
Sipex Corporation
233 South Hillview Drive
Milpitas, CA 95035
Telephone: (408) 935-7608
Facsimile: (408) 935-7678
Attention: Phil Kagel, CFO
with a copy to:
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Telephone: (650) 493-9300
Facsimile: (650) 493-6811
Attention: Robert G. Day
If to Purchaser, to its address and facsimile number set forth on the signature page hereto executed by it, with copies to such Purchaser's representatives as set forth thereon, or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party 5 days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission, or (C) provided by a courier or overnight courier service shall be rebuttal evidence of personal service, receipt by facsimile, receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.
(i) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(j) Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.
(k) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.
(l) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser. Purchaser may assign its rights under this Agreement to any person or persons to whom the Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the Purchaser.
(m) Survival. Unless this Agreement is terminated under Section
8(o) of this Agreement, the representations and warranties of the Company and the Purchaser contained in Sections 2 and 3 of this Agreement and the agreements and covenants set forth in Sections 3, 4 and 5 of this Agreement shall survive until such time as no Securities remain outstanding. Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.
(n) Publicity. On or promptly following the Closing Date, the
Company shall file a Form 8-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act, and attaching the material Transaction Documents (including, without limitation, this Agreement and the form of Note, Registration and Standstill Agreement and Voting Agreement as exhibits to such filing (including all attachments, the "8-K Filing"). Subject to the foregoing, neither the Company nor Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of Purchaser (although the Purchaser shall be consulted by the Company in connection with any such press release prior to its release and shall be given the opportunity to review its contents), to make any press release or other public disclosure with respect to such transactions
(i) in substantial conformity with the 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations. Each of the Company and the Purchaser shall have the right to approve before issuance any press releases or any other public statements by the other party with respect to the transactions contemplated by the Transaction Documents.
(o) Termination. In the event that the Closing shall not have occurred with respect to the Purchaser on or before 30 Business Days from the date hereof due to the Company's or such Purchaser's failure to satisfy the conditions set forth in Sections 6 and 7 of this Agreement (and the nonbreaching party's failure to waive such unsatisfied conditions), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any non-breaching party to any other party, and the Company shall return any and all funds paid hereunder to the Purchaser no later than the close of business on the Business Day following such termination; provided, however, that if this Agreement is terminated pursuant to this Section 8(o).
(p) Remedies. Purchaser and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such
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
holders have under any law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the Purchaser. The Company therefore agrees that the Purchaser shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.
IN WITNESS WHEREOF, the parties have caused this Securities Purchase
Agreement to be duly executed as of the date first written above.
"COMPANY"
SIPEX CORPORATION
By: /s/ Walid Maghribi
-----------------------------------------
Name: Walid Maghribi
Title: Chief Executive Officer and President
[Signature of the Purchaser on Following Page]
[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

"PURCHASER"
ALONIM INVESTMENTS INC.
By: /s/ Guy Lavergne
-----------------------------------------
(signature of authorized representative)
Name: Guy Lavergne
Its: Attorney
Address: 237 Hymus; Montreal, Quebec,
Canada H9R 5C7
Telephone: 514-694-7710
Fax: 514-694-7515
Tax I.D. or SSN: ________________________
[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

EXHIBIT A
FORM OF NOTE

EXHIBIT B
FORM OF REGISTRATION AND STANDSTILL AGREEMENT

EXHIBIT C
FORM OF VOTING AGREEMENT

EXHIBIT D
FORM OF DEED OF TRUST

EXHIBIT E
FORM OF SECURITY AGREEMENT

EXHIBIT F
PROFORMA POLICY

EXHIBIT G
CERTIFICATE OF THE CLERK

SCHEDULE A
WIRE INSTRUCTIONS



                                     EXHIBIT B
                                     ---------

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM. THE PRINCIPAL AMOUNT REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(A)(4) HEREOF. A PROSPECTIVE ACQUIROR HEREOF IS ADVISED TO CONTACT THE ISSUER HEREOF AS TO THE ACTUAL OUTSTANDING PRINCIPAL AMOUNT HEREOF.
SIPEX CORPORATION
1.5% CONVERTIBLE SECURED NOTE DUE JUNE 30, 2007
No. 2003-1 U.S. $10,560,000
1. SECURITY.
This Security is a duly authorized 1.5% Convertible Secured Note due
June 30, 2007 of Sipex Corporation, a Massachusetts corporation (the "Company"). Capitalized terms used and not otherwise defined herein, shall have the respective meanings given to those terms in Section 10 hereof.
2. PRINCIPAL AMOUNT AND INTEREST.
(a) The Company for value received, hereby promises to
pay to the order of Alonim Investments Inc., an Affiliate of Future Electronics Inc. ("Future Electronics"), or its registered assigns, the principal sum of U.S. $10,560,000 (the "Principal Amount") on June 30, 2007 (the "Final Maturity Date"). Except as specifically set forth in this Security, the Company does not have any right, option, or obligation to pay any portion of the principal at any time prior to the Final Maturity Date. The Company also undertakes to pay to the Holder, interest, at the rate of 1.5% per annum, calculated and payable quarterly. Interest shall accrue as and from the date that the purchase price of this Security is paid by the Holder to the Company (or to an agreed upon escrow agent, as the case may be).
(b) Interest shall be computed on the basis of a 365 day
year, and actual days elapsed. Interest shall be payable in U.S. Dollars to the Holder in whose name this Security was registered at the close of business on the business day immediately preceding an Interest Payment Date (as defined below). The first installment of interest shall be due and payable on September 30, 2003, and successive installments of interest shall be due and payable on the last day of every third calendar month thereafter, provided, however, that if such day is not a Business Day, the interest shall be due and payable on the Business Day immediately following such day (each such date, an "Interest Payment Date").
(c) Payment of the Principal Amount of this Security
shall be made upon the surrender of this Security to the Company, at the office designated by the Company for delivery of notices pursuant to Section 11(a) hereof (the "Designated Office"), in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.
(d) Payment of the Principal Amount, and interest, shall
be made by wire transfer of immediately available funds to the Holder entitled thereto in accordance with the wire transfer instructions provided by the Holder to the Company at least three Business Days prior to the Final Maturity Date or, if no such instructions have been so provided, by U.S. dollar check mailed to the address of the Holder entitled thereto as such address shall appear in the Note Register.
(e) Notwithstanding Section 2 (a), on July 31, 2005, and
again on July 31, 2006, the Holder shall have the right to receive, on each such occasion, the repayment of up to $3,000,000; provided, that the Holder shall have given to the Company at least ninety (90) days prior notice of such demand for partial repayment. Upon making any such partial repayment, the Company shall deliver to the Holder, upon presentation hereof, a new Security reflecting the revised Principal Amount.
3. CONVERSION.
This Note shall be convertible into shares of Common Stock on the terms and conditions set forth in this Section 3, subject to vesting of the conversion rights ("Conversion Rights") granted herein, as provided for in Section 5 hereof.
(a) (1) Subject to compliance with applicable laws,
including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the provisions of Section 4(a)(1) and Section 5, the Holder of this Security may, on one or more occasions, convert the Principal Amount of this Security (or any portion thereof) into Common Stock at any time following the date on which any of the Conversion Rights vest, but prior to the close of business on June 30, 2007, at the Conversion Price then in effect. The number of shares of Common Stock into which all or any portion of the Principal Amount may be converted upon any such conversion shall be a number of shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the Principal Amount or portion thereof being converted by (B) the Conversion Price then in effect; provided that the Holder shall be entitled to receive upon such conversion only that number of shares of Common Stock equal to the (x) number of Conversion Rights which are then vested pursuant to the provisions of Section 5 (subject to any adjustments of the number of Conversion Rights required to reflect the adjustments to the Conversion Price as per Section 3(b) (8)), less
(y) the aggregate
2
number of shares of Common Stock received pursuant to any previous conversion or conversions under this Security.
Subject to the other provisions of this Agreement pertaining to adjustment of the Conversion Price (as defined below), the rate at which the Principal Amount may be converted into Common Stock (the "Conversion Price"), upon vesting of the Conversion Rights, shall be equal to the weighted average Closing Price of the Common Stock, for the twenty Trading Days immediately preceding the approval of the instant transaction by the Company's Board of Directors, $3.52. To convert this Security on any date after the vesting of the Conversion Rights, or any portion thereof (the date of each such conversion, a "Conversion Date"), the Holder hereof shall: (x) send by facsimile (or otherwise deliver) prior to 5:00 p.m., San Francisco time, on such date a copy of the fully executed conversion notice in the form attached as Exhibit A hereto (the "Conversion Notice") to the Company, (y) if required by Section 3(a)(4), surrender this Security to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Security in the case of its loss, theft or destruction) and (z) pay any transfer taxes or other applicable taxes or duties, if any, required in connection with the issuance of shares of Common Stock in the name of someone other than the Holder. Upon receipt by the Company of a facsimile copy of a Conversion Notice from the Holder, the Company shall as soon as practicable, but in any event on or before the second Business Day following the date of receipt of the Conversion Notice, send, via facsimile, a confirmation to the Holder and the transfer agent for the Common Stock stating that the Conversion Notice has been received, the date upon which the Company expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Company regarding the conversion. The Company shall not be obligated to issue shares of Common Stock upon a conversion unless the Holder complies with the foregoing requirements set forth in this paragraph.
On or prior to the third Business Day after any Conversion Date (the
"Share Delivery Date"), the Company shall issue and deliver to the Holder or its nominee (x) that number of shares of Common Stock issuable upon conversion of the portion of this Security being converted and (y) if required pursuant to
Section 3(a)(4), a new Security in the form hereof representing the balance of the Principal Amount hereof not being converted, if any, and (z) if applicable, cash in lieu of any fractional shares pursuant to Section 3(a)(5). If the Company's transfer agent is participating in DTC's Fast Automated Securities Transfer program, and so long as the certificate for the Common Stock to be issued upon conversion of this Security is not required to bear a legend and the Holder is not then required to return such certificate for the placement of a legend thereon and the Holder has provided the Company with the information required by DTC relating to the DTC account of the Holder or such Holder's nominee, the Company shall cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of the Holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system. If the aforementioned conditions for a DTC Transfer are not satisfied, the Company shall deliver to the Holder physical certificates representing the Common Stock issuable upon conversion. Further, even if the aforementioned conditions to a DTC Transfer are
3
satisfied, the Holder may instruct the Company in writing to deliver to the Holder physical certificates representing the Common Stock issuable upon conversion in lieu of delivering such shares by way of DTC Transfer.
(2) The Holder, as such, is not entitled to any
rights of a holder of Common Stock until the Holder has converted this Security into Common Stock, and only to the extent this Security is deemed to have been converted into Common Stock pursuant to this Section 3.
(3) This Security shall be deemed to have been
converted immediately prior to the close of business on the Conversion Date, and at such time the rights of the Holder of this Security as the Holder hereof shall cease with respect to the portion of this Security converted on such Conversion Date, and the Person or Persons entitled to receive the shares of Common Stock issuable upon conversion shall be deemed to be a stockholder of record on the Conversion Date; provided, however, that no surrender of this Security on any date that is not a Business Day shall be effective to constitute the person or persons entitled to receive the shares of Common Stock upon such conversion as the record holder or holders of such shares of Common Stock on such date, but such surrender shall be effective to constitute the person or persons entitled to receive such shares of Common Stock as the record holder or holders thereof for all purposes at the opening of business on the next succeeding Business Day.
(4) Upon conversion of any portion of this
Security in accordance with the terms hereof, or upon partial repayment pursuant to Section 2(e), the Holder shall physically surrender this Security to the Company, upon receipt by the Holder from the Company of the shares of Common Stock (or partial repayment, as the case may be) and replacement Security showing the revised Principal Amount.
(5) The Company will not issue fractional shares
of Common Stock upon conversion of this Security. In lieu thereof, the Company will pay an amount in cash for the current market value of the fractional shares. The current market value of a fractional share shall be determined (calculated to the nearest 1/1000th of a share) by multiplying the Closing Price of the Common Stock on the Trading Day immediately prior to the Conversion Date by such fractional share and rounding the product to the nearest whole cent.
(6) The Company shall, if the Holder so elects,
deliver the Common Stock issuable upon conversion of this Security to any third party designated by the Holder, subject to compliance with Sections 3(e) and 11(b) hereof.
(b) The Conversion Price will be subject to adjustments
from time to time as follows:
(1) In case the Company shall hereafter pay a
dividend or make a distribution to all holders of the outstanding Common Stock in shares of Common Stock or rights, options or warrants for Common Stock, the Conversion Price in effect on
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
the day following the Record Date shall be reduced by multiplying such Conversion Price by a fraction:
(A) the numerator of which shall be the
number of shares of Common Stock outstanding at the close of business on the Record Date fixed for the determination of the holders entitled to such dividend or distribution; and
(B) the denominator of which shall be
the sum of such number of shares referred to in (A) above and the total number of shares constituting such dividend or other distribution.
Such reduction in the Conversion Price shall become effective immediately after the opening of business on the day following the Record Date.
(2) In case the outstanding shares of Common
Stock shall be subdivided into a greater number of shares of Common Stock, the Conversion Price in effect on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as applicable, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.
(3) The Company may make such reductions in the
Conversion Price, in addition to those required by Sections 3(b)(1) or (2) as the Board of Directors considers to be advisable to minimize any income tax to holders of Common Stock or rights to purchase Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes or otherwise.
(4) To the extent permitted by applicable law,
the Company from time to time may reduce the Conversion Price by any amount for any period of time if the period is at least 20 days and the reduction is irrevocable during the period and the Board of Directors determines in good faith that such reduction would be in the best interests of the Holder, which determination shall be conclusive and set forth in a Board Resolution. Whenever the Conversion Price is reduced pursuant to the preceding sentence, the Company shall mail to the Holder of this Security, at the Holder's address as it appears in the Note Register, a notice of the reduction at least 15 days prior to the date the reduced Conversion Price takes effect, and such notice shall state the reduced Conversion Price and the period during which it will be in effect. In the event that the Company elects to temporarily reduce the Conversion Price pursuant to this Section 3(b)(4), the Conversion Price shall be adjusted upon the expiration of such temporary reduction to the Conversion Price that otherwise would then be in effect if such temporary reduction had not occurred, and the Conversion Price shall at no time be
5
greater than the Conversion Price that otherwise would be in effect if such temporary reduction had not occurred.
(5) No adjustment in the Conversion Price shall
be required unless such adjustment would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which by reason of this Section 3(b)(5) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
Section 3 shall be made by the Company in good faith and shall be made to the nearest cent or to the nearest one hundredth of a share, as applicable. No adjustment need be made for a change in the par value or no par value of the Common Stock.
(6) Whenever the Conversion Price is adjusted as
provided in Section 3(b), the Company shall compute the adjusted Conversion Price in accordance with Section 3(b) and shall prepare a certificate signed by an executive officer of the Company setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, and shall mail such certificate to the Holder of this Security at its last address in the Note Register within 5 Business Days of the effective date of such adjustment. Neither the failure to deliver such notice nor the existence of any defect therein shall affect the legality or validity of any such adjustment.
(7) For purposes hereof, "Record Date" shall
mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of stockholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).
(8) Whenever the Conversion Price shall be
adjusted pursuant to Section 3(b), the number of vested and unvested Conversion Rights shall thereupon be adjusted so that the then unexercised Conversion Rights shall represent the right to conversion into that number of shares of Common Stock (calculated to the nearest hundredth of a share of Common Stock) obtained by multiplying the Conversion Price then in effect immediately prior to such adjustment by the number of shares of Common Stock into which such then unexercised Conversion Rights may be converted immediately prior to such adjustment and dividing the product so obtained by the Conversion Price in effect after such adjustment. Any such adjustment to the Conversion Rights shall be set forth in the certificate required by Section 3(b)(6) with respect to adjustments of the Conversion Price.
(c) In case at any time after the date hereof:
(1) the Company shall declare a dividend (or any
other distribution) on its Common Stock that would result in an adjustment to the Conversion Price pursuant to this Section 3;
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
(2) the Company shall authorize the granting to
the holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class (or of securities convertible into shares of capital stock of any class) or of any other rights;
(3) there shall occur any reclassification of
the Common Stock of the Company (other than a subdivision or combination of its outstanding Common Stock, a change in par value, a change from par value to no par value or a change from no par value to par value), or any merger, consolidation, statutory share exchange or combination to which the Company is a party and for which approval of any stockholders of the Company is required, or the sale, transfer or conveyance of all or substantially all of the assets of the Company; or
(4) there shall occur the voluntary or
involuntary dissolution, liquidation or winding up of the Company;
the Company shall cause to be provided to the Holder of this Security in accordance with Section 11(a), at least 20 days (or 10 days in any case specified in clause (1) or (2) above) prior to the applicable record or effective date hereinafter specified, a written notice (which notice shall not include any material non-public information) stating:
(A) the date on which a record is to be
taken for the purpose of such dividend, distribution, grant of rights or warrants, or, if a record is not to be taken, the date as of which the holders of shares of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined; or
(B) the date on which such
reclassification, merger, consolidation, statutory share exchange, combination, sale, transfer, conveyance, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, merger, consolidation, statutory share exchange, sale, transfer, dissolution, liquidation or winding up.
Neither the failure to give such notice nor any defect therein shall affect the legality or validity of the proceedings or actions described in clauses (1) through (4) of this Section 3(c).
(d) The Company shall use its best efforts to obtain
shareholder approval at the next annual meeting of shareholders scheduled for May 30, 2003 (the "2003 Meeting") to increase authorized capital stock by an amount sufficient for Company to have enough shares authorized, un-issued and un-reserved to reserve sufficient numbers of shares of Common Stock for the purposes of effecting the conversion of this Security. Notwithstanding the foregoing, in the event that the Company does not obtain approval for the increase in the authorized capital stock at the 2003 Meeting, the Company shall use its best efforts to ensure the reservation of sufficient shares of Common Stock by decreasing the number of shares of Common
7
Stock reserved for future grants of options to purchase the Company's Common Stock. If the Company has been unable to reserve sufficient shares of Common Stock within six (6) months following the date of the 2003 Meeting, the Holder shall have the right to require the Company to repay to the Holder a pro-rata amount of the Principal Amount of this Security, based on the number of shares of Common Stock that have not been reserved for conversion of this Security as of such date, and the Company shall repay such portion of the Principal Amount, and accrued interest calculated as at the date of repayment, within thirty (30) days of a notice to that effect from the Holder. In the event of such partial repayment, the number of Conversion Rights that can vest pursuant to this Security shall be reduced by such amount repaid, provided however, that if certain Conversion Rights are no longer capable of vesting, the shortfall shall be first allocated against these Conversion Rights that can no longer vest. The Company covenants that all shares of Common Stock that may be issued upon conversion of this Security will upon issue be free from preemptive rights and validly issued, fully paid and nonassessable.
(e) Except as provided in the next sentence, the Company
will pay any and all taxes (other than taxes on income) and duties that may be payable in respect of the issue or delivery of Common Stock upon conversion of this Security. The Company shall not, however, be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of Common Stock in a name other than that of the Holder of this Security, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company the amount of any such tax or duty, or has established to the reasonable satisfaction of the Company that such tax or duty has been paid.
(f) If any of following events occur:
(1) any reclassification or change of the
outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), as a result of which holders of Common Stock shall be entitled to receive Capital Stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock;
(2) any merger, consolidation, statutory share
exchange or combination of the Company with another Person as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock; or
(3) any sale or conveyance of the properties and
assets of the Company as, or substantially as, an entirety to any other Person as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, then the Company or the successor or purchasing entity, as applicable, shall execute with the Holder of this Security a supplemental agreement providing that this Security shall be convertible into the kind and amount of shares of capital stock and other securities or property or assets (including cash) that such Holder would have been entitled to receive 8 upon such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance had this Security been converted into Common Stock immediately prior to such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance assuming the Holder, as a holder of Common Stock, did not exercise its rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance (provided that, if the kind or amount of securities, cash or other property receivable upon such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance is not the same for each of the shares of Common Stock in respect of which such rights of election shall not have been exercised ("Non-Electing Share"), then for the purposes of this Section 3(f) the kind and amount of securities, cash or other property receivable upon such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance for each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares). Such supplemental agreement shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 3. If, in the case of any such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance, the stock or other securities and assets receivable thereupon by a holder of Common Stock includes shares of stock or other securities and assets of a person other than the successor, purchasing or transferee entity, as applicable, in such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance, then such supplemental agreement shall also be executed by such other person and shall contain such additional provisions to protect the interests of the Holder as the Board of Directors shall reasonably consider necessary by reason of the foregoing.
The above provisions of this Section 3(f) shall apply to successive or a series of related reclassifications, changes, mergers, consolidations, statutory share exchanges, combinations, sales and conveyances. If this Section 3(f) applies to any event or occurrence, then the other provisions of Section 3(b) shall not apply to the issuance of securities pursuant to such event or occurrence, provided that such other provisions shall continue to apply to all other issuances.
(g) The Company (i) will effect all registrations with,
and obtain all approvals by, all governmental authorities that may be necessary under any United States federal or state law (including the Securities Act, the Exchange Act and state securities and Blue Sky laws) for the Common Stock issuable upon conversion of this Security to be lawfully issued and delivered as provided herein, and thereafter publicly traded (if permissible under the Securities Act) and qualified or listed as contemplated by clause (ii) (it being understood that the Company shall not be required to register the Common Stock issuable on conversion hereof under the Securities Act except pursuant to the registration rights contained in Section 4 of the Purchase Agreement); and (ii) will list the Common Stock required to be issued and delivered upon conversion of this Security, within 30 calendar days after the first anniversary of the Issuance Date, on each national securities exchange on which outstanding Common Stock is listed or quoted at such time of such delivery, or if the Common Stock is not then listed on any national securities
9
exchange, to qualify the Common Stock for quotation on the Nasdaq Stock Market or such other inter-dealer quotation system, if any, on which the Common Stock is then quoted.
4. CONVERSION OR REPAYMENT AT THE OPTION OF THE HOLDER UPON A
CHANGE OF CONTROL.
(a) Conversion Rights and Repayment.
(1) Notwithstanding the fact that certain
Conversion Rights may have not yet then vested, in the event that a Change of Control shall occur at any time prior to the Final Maturity Date, then all Conversion Rights that have yet to vest and remain eligible for vesting pursuant to Section 5 hereof, shall immediately become vested, and, the Holder of this Security shall have the right, at the Holder's option, but subject to the provisions of Sections 4(b) and 4(c), to convert the Principal Amount of this Security into Common Stock at the Conversion Price then in effect, on the terms and conditions of Section 3.
(2) In the event that a Change of Control shall occur at any time that this Security is outstanding the Holder of this Security shall have the right (such right, together with the Conversion Rights described above under Section 4(a)(1), the "Change of Control Right"), at the Holder's option, but subject to the provisions of Sections 4(b) and 4(c), to elect to require that the Company repay the entire outstanding Principal Amount of this Security, together with all accrued and unpaid interest thereon up to, but excluding the day on which the Change of Control is consummated.
(b) No sooner than 15 days nor later than 10 days prior to the expected date of consummation of a Change of Control, but in no event prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). The Change of Control Notice shall include a form of Conversion Notice and a form of Notice of Election to Require Redemption, to be completed by the Holder and delivered to the Company pursuant to this Section 4(c), and shall state the following:
(1) that it is a Change of Control Notice pursuant to this Section 4;
(2) the events causing the Change of Control and the expected date of such Change of Control; and
(3) the procedures with which such Holder must comply to exercise its right to have this Security converted or repurchased pursuant to Section 4(a), including the date by which the completed Conversion Notice or Notice of Election to Require Repayment and this Security must be delivered to the Company in order to have it converted or redeemed by the Company pursuant to Section 4(a), the address for delivery, the Conversion Price then in effect and any adjustments thereto, the amount of accrued and unpaid interest thereon as of the expected date of consummation of such
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
Change of Control, and that this Security as to which a Conversion Notice has been given may be converted.
No failure by the Company to give the foregoing Change of Control
Notice shall limit the Holder's right to exercise its rights pursuant to Section 4(a).
(c) To exercise a Change of Control Right pursuant to
Section 4(a), a Holder must deliver to the Company, at its Designated Office on or prior to the close of business on the Business Day prior to the date on which the Change of Control is consummated, the following:
(1) a completed Conversion Notice, the form of which is contained in Exhibit A hereto, or a completed Notice of Election to Require Repayment, the form of which is contained in Exhibit B hereto; and
(2) this Security, with, if the Company so requires, due endorsement by, or a written instrument of transfer, in form satisfactory to the Company duly executed by, the Holder or such Holder's attorney duly authorized in writing.
(d) In the event that the Holder becomes entitled to convert this Security pursuant to this Section 4, the number of Conversion Rights exercisable by the Holder shall be adjusted to reflect any adjustment to the Conversion Price relative to the Conversion Price that was in effect on the Issuance Date as per Section 3(b)(8), which shall be applicable mutatis mutandis.
5. VESTING OF CONVERSION RIGHTS
(a) Subject to the Conditions set forth hereafter, the Conversion Rights associated with this Security shall vest over a period of three (3) years, divided into three (3) periods of twelve (12) months each ("Reference Periods") as provided for in this Section 5. The number of Conversion Rights indicated below with respect to a Reference Period shall vest in accordance with the schedule set forth below in the event that the Sales (as defined below) to Future Electronics for such Reference Period equal or exceed the target indicated below for such Reference Period (each, a "Target") and the vesting mechanism described in Section 5(c).
The Reference Periods, the Target for each Reference Period and the number of Conversion Rights subject to vesting with respect to each Reference Period are as follows:

NUMBER OF CONVERSION
REFERENCE DURATION OF TARGET FOR SUCH RIGHTS SUBJECT TO VESTING
PERIOD REFERENCE REFERENCE PERIOD IN WITH RESPECT TO THE
REFERENCE PERIOD NUMBER PERIOD USD$ REFERENCE PERIOD
---------------- ------ ------ ---- ----------------
July 1, 2003 to
June 30, 2004 1 12 months 30,000,000 1,000,000
July 1, 2004 to 2 12 months 40,000,000 1,000,000

11

June 30, 2005
July 1, 2005 to
June 30, 2006 3 12 months 55,000,000 1,000,000

(b) Sales Computation. The sales for a given Reference
Period ("Sales") shall be computed by taking into account the total consideration paid by Future Electronics and its Affiliates to the Company, inclusive of any adjustments by way of credit or debit, for products purchased by Future Electronics or its Affiliates from the Company. For clarification purposes, "Sales" is the amount that the Company would be able to report as revenue in its financial results in accordance with the revenue recognition rules set forth in the Company's most recent Form 10-K filing with the Commission, for the fiscal year ended December 31, 2002. More specifically, such rules provide that (i) sales made to Future Electronics pursuant to the distribution agreement dated as of July 1, 1993 by and between Future Electronics and the Company, as the same may be amended from time to time, (the "Distribution Agreement"), with return privileges and price protection rights, are only recognized as revenue upon resale by the Holder to its own customer; and (ii) sales made to Future Electronics outside of the Distribution Agreement (i.e. without price protection or return rights, other than for product related issues), are recognized by the Company as revenue immediately. The Company agrees that for the purposes of calculating the sales computation hereof, it shall use these revenue recognition rules, and to continue to apply these rules on a consistent basis through the end of the last Reference Period for which this Security shall be in effect, unless the Company has received the prior written consent of Future Electronics to such modification.
The amount (if any) by which the Sales exceed the Target during any given Reference Period shall carry over to the Sales computation for successive Reference Periods.
(c) Subject to the vesting mechanism described in Section
4, Conversion Rights allocated to a given Reference Period can vest in one of two ways:
1) Direct Vesting: If the Sales to Future Electronics for a given
Reference Period are equal to or greater than the Target for such
Reference Period (as set forth in Section 5(a)), the Conversion Rights for such Reference Period shall vest at the end of such Reference
Period; and
2) Deferred Vesting:
(i) If the Sales to Future Electronics for the first
Reference Period are less than the applicable Target, but are more than $28,000,000, then the unvested Conversion Rights allocated to the first Reference Period shall vest at the end of the second Reference Period , provided that the aggregate Sales for the first, and second Reference
Periods, exceed $70,000,000; and
(ii) If the Sales to Future Electronics for the second
Reference Period are less than the applicable Target, but are more than $38,000,000, then the
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
unvested Conversion Rights allocated to the second Reference Period shall vest at the end of the third Reference Period, provided that the aggregate Sales for the second and third Reference Periods, exceed
$95,000,000;
(d) For greater certainty, the Holder and the Company
hereby stipulate that once Conversion Rights can no longer vest, either through direct vesting or deferred vesting, such Conversion Rights shall not vest or be capable of vesting in any other way pursuant to any other provision of this Security.
(e) In the event that the Holder makes a demand for
repayment of this Security or part thereof, either pursuant to the Default provisions hereof, or upon the Final Maturity Date, or pursuant to Section 2(e) some or all of the Conversion Rights shall be forfeited upon payment by the Company as provided below:
If the demand for repayment is only for part of the Principal
Amount, or the repayment of this Security is only partial, the following principles shall be applicable:
1. the Conversion Rights shall be forfeited on a pro rata basis (the ratio being established by using the amount of the partial repayment as the numerator, and the total amount of the Principal Amount, as the denominator), upon repayment by the Company; and
2. for purposes of determining which Conversion Rights have been forfeited as a result of such partial repayment, the Conversion Rights shall be deemed to be forfeited in the following order:
i. Conversion Rights that can no longer vest shall be forfeited first;
ii. Conversion Rights that can no longer vest directly, but can still vest through "deferred vesting" (as described in
Paragraph 5 (c)) shall be forfeited second;
iii. Conversion Rights that can still vest either through "direct vesting" (as described in Paragraph 5(c)), or deferred
vesting, shall be forfeited third; and
iv. Vested Conversion Rights shall be forfeited last.
6. COVENANTS OF THE COMPANY.
(a) The Company covenants and agrees that it will duly
and punctually pay or cause to be paid the Principal Amount, and the interest accrued thereon at the respective times and in the manner provided for herein.
(b) Unless otherwise permitted herein, the Company will
do or cause to be done all things necessary to preserve and keep in full force and effect its existence and the rights (charter and statutory) of the Company and each of its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right with respect to a Subsidiary if the Company shall determine in good faith that the preservation thereof is no longer desirable in the conduct of the business of the Company
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
and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holder.
(c) The Company covenants and agrees that it shall, at
all times during the term hereof and until the Final Maturity Date, comply with the financial tests set forth in Schedule "A" hereto, and that it shall:
(i) on a quarterly basis, within five
(5) business days of the release and disclosure of its most recent financial information, provide the Holder with a certificate signed by its Chief Financial Officer, attesting that the Company has been meeting the said financial tests, since the Issuance Date, or the date of the last such certificate, as the case may be; and
(ii) within ten (10) business days of
the Company not meeting any of the financial tests set forth in Schedule "A", the Company shall notify the Holder of such event, and provide the Holder with the reasons for such non-compliance, as well as the particulars of the Company's proposed remedial action, in respect of such non-compliance.
(d) The Company and its Affiliates, shall not, without
the prior approval of the Holder, which may be withheld at the Holder's discretion acting reasonably and in good faith, enter into any contracts or agreements, or subscribe any obligations, the result of which would be to increase existing Indebtedness, or create new Indebtedness, amounting to $2,000,000, in the aggregate.
7. EVENTS OF DEFAULT.
(a) "Event of Default", wherever used herein, means any
one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order;
(1) the Company defaults in the payment of the
Principal Amount, or any partial payment of the Principal Amount requested pursuant to Section 2(e) (a "Defaulted Payment"), when the same becomes due and payable;
(2) the Company defaults in the payment of
interest, due and payable on an Interest Payment Date, and fails to cure such default within the next sixty (60) calendar days;
(3) the failure of the Registration Statement
(as defined in the Purchase Agreement) to be declared effective by the Commission pursuant to the requirements of the Registration and Standstill Agreement, by and between Future Electronics Inc. and the Company of even date herewith.
(4) the Common Stock is suspended by the
Commission or the Nasdaq National Market from trading on the Nasdaq National Market (or any of the alternatives to the Nasdaq National Market contemplated in the first sentence of the
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
definition of "Closing Price" in Section 10), either (A) in writing by the Commission or the Nasdaq National Market (or such alternative) or (B) suspension is threatened by the Commission or the Nasdaq National Market (or such alternative) by the Company falling below the minimum listing maintenance requirements of the Nasdaq National Market (or such alternative) and the Company fails to meet the listing requirements within the time frame established by the Nasdaq National Market (or such alternative);
(5) the Company fails, to perform or observe in
any material respect any term, covenant or agreement contained in this Security, the Purchase Agreement or the Deed of Trust and, in any case, the default continues for a period of 30 days after written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the Holder or in the event of a material breach of any representations or warranties of the Company in this Security, the Purchase Agreement or the Deed of Trust;
(6) the Company or any Subsidiary of the Company
(A) fails to make any payment at maturity, including any grace period, in respect of any obligation for borrowed money evidenced by an Instrument in an outstanding principal amount in excess of $2,000,000 and such failure continues without such Indebtedness having been discharged within 30 days or (B) defaults with respect to any Instrument, which default permits or results in the acceleration of Indebtedness represented by such Instrument in an amount in excess of $2,000,000 without such acceleration having been cured, waived, rescinded or annulled within 30 days;
(7) the entry by a court having jurisdiction in
the premises of (A) a decree or order for relief in respect of the Company or any Subsidiary of the Company in an involuntary case or proceeding under any applicable U.S. federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company or any Subsidiary of the Company bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary of the Company, under any applicable U.S. federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary of the Company or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or
(8) the commencement by the Company or any
Subsidiary of the Company of a voluntary case or proceeding under any applicable U.S. federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any Subsidiary of the Company, to the entry of a decree or order for relief in respect of the Company or any Subsidiary of the Company in an involuntary case or proceeding under any applicable U.S. federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any Subsidiary of the Company, or the filing by the Company or any Subsidiary of the Company of a petition or answer or consent seeking reorganization
15
or relief under any applicable U.S. federal or state law, or the consent by the Company or any Subsidiary of the Company to the filing of such petition or to the appointment of or the taking of possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary of the Company, or the making by the Company or any Subsidiary of the Company of an assignment for the benefit of creditors, or the admission by the Company or any Subsidiary of the Company in writing of its inability to pay the Company's or any Subsidiary of the Company's debts generally as they become due, or the taking of corporate action by the Company or any Subsidiary of the Company expressly in furtherance of any such action.
A default under clause (5) above is not an Event of Default until the
Holder notifies the Company of the default and, if applicable, the Company does not cure such default (and such default is not waived) within the time specified in clause (5) above after actual receipt of such notice. Any such notice must specify the default, if applicable demand that it be remedied, and state that such notice is a "Notice of Default".
(b) If an Event of Default (other than an Event of
Default specified in Sections 7(a)(7) or 7(a)(8) hereof with respect to the Company) occurs and is continuing, the Holder, by written notice to the Company, may declare due and payable, in whole or in part, in its unfettered and absolute discretion, the Principal Amount, as well as any interest accrued on this Security to the date of payment. Upon a declaration of acceleration, such Principal Amount (or part thereof, as the case may be) and accrued and unpaid interest to the date of payment, shall be immediately due and payable.
On the occurrence and during the continuance of any Event of Default, in addition to and without limitation of the other rights of the Holder hereunder, (i) all Conversion Rights, which have not yet vested and remain eligible to vest pursuant to Section 5 hereof, shall immediately and automatically vest, and (ii) the provisions of this Security pertaining to adjustment of the Conversion Price and corresponding number of Conversion Rights shall apply mutatis mutandis.
If an Event of Default specified in Section 7(a)(7) and 7(a)(8) occurs with respect to the Company, the Principal Amount and accrued and unpaid interest on this Security shall become and be immediately due and payable, without any declaration or other act on the part of the Holder.
(c) If an Event of Default with respect to this Security
occurs and is continuing, the Holder may pursue any available remedy by proceeding at law or in equity (including a decree of specific performance and/or other injunctive relief) to collect the Defaulted Payment or interest or any other amount due and payable on this Security or to enforce the performance of any provision of this Security.
(d) Notwithstanding any other provision in this Security,
the Holder of this Security shall have the right, which is absolute and unconditional, to receive payment of the Principal Amount and accrued interest on or after the respective due dates, to convert this Security in accordance with Section 3 or to bring suit for the enforcement of any such payment or the right to convert, and such rights shall not be impaired or affected
16
adversely without the consent of the Holder. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).
(e) If the Holder of this Security has instituted any
proceeding to enforce any right or remedy under this Security and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Holder, then and in every such case, subject to any determination in such proceeding, the Company and the Holder shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Holder shall continue as though no such proceeding had been instituted.
(f) Except as otherwise provided herein, no right or
remedy conferred in this Security upon the Holder is intended to be exclusive of any other right or remedy available to the Holder under this Security, the Warrant, the Purchase Agreement, and the Deed of Trust and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.
(g) The Company covenants (to the extent that it may
lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim to take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Security; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Holder hereof, but will suffer and permit the execution of every such power as though no such law had been enacted.
8. CONSOLIDATION, MERGER, ETC.
(a) The Company shall not consolidate with or merge into
any other Person or, directly or indirectly, convey, transfer, sell or lease its properties and assets as, or substantially as, an entirety to any Person unless:
(1) In the event that the Company shall
consolidate with or merge into another Person or convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer or sale, or which leases, all or substantially all of the properties and assets of the Company shall be a corporation, partnership, limited liability company or other business entity organized and validly existing under the laws of the Untied States of America, any State thereof or the District of Columbia, which shall, prior to or upon the consummation of such transaction, expressly assume, if other than the Company, by an agreement
17
supplemental hereto, executed and delivered to the Holder of this Security in form reasonably satisfactory to the Holder, the due and punctual payment of the Principal Amount of and any interest on this Security and the performance or observance of every covenant of this Security on the part of the Company to be performed or observed, including without limitation the Conversion Rights provided herein; and
(2) immediately after giving effect to such
transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.
(b) Upon any consolidation of the Company with, or merger
of the Company into, any other Person or any conveyance, transfer, sale or lease of all or substantially all of the properties and assets of the Company in accordance with Section 8(a), the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer, sale or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Security with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Security.
9. SECURITY INTEREST. The Company covenants and agrees that this
Security as well as any replacement Security or other instrument issued in complete or partial replacement hereof shall be secured by the Deed of Trust and the Security Agreement.
10. DEFINITIONS. Unless otherwise defined in this Security, the following capitalized terms shall have the following respective meanings when used herein:
"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.
"Board of Directors" means the board of directors of the Company or any authorized committee of the board of directors.
"Business Day" means each Monday, Tuesday, Wednesday, Thursday and
Friday that is not a day on which the banking institutions in the State of New York are authorized or obligated by law or executive order to close or be closed.
"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interest in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.
18
A "Change of Control" shall be deemed to have occurred if any of the following occurs after the date hereof:
(1) the consolidation, merger or other business
combination (including, without limitation, a reorganization or recapitalization) of the Company with or into another Person (other than (A) a consolidation, merger or other business combination (including, without limitation, reorganization or recapitalization) in which holders of the Company's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company);
(2) the sale or transfer of all or substantially
all of the Company's assets; or
(3) the consummation of a purchase, tender or
exchange offer made to and accepted by the holders of more than 50% of the outstanding shares of Common Stock (other than a purchase or tender or exchange offer made by the Company or any of its subsidiaries that does not result in the transaction constituting a "Rule 13e-3 transaction" for purposes of Rule 13e-3 under the Exchange Act).
"Closing Date" means the date of the closing of the purchase and sale of this Security and the Warrant pursuant to the Purchase Agreement.
"Closing Price" means, as of any date, the last reported sales price per share of Common Stock on such date or, in case no such reported sale takes place on such date, the average of the reported closing bid and asked prices in either case on the Nasdaq National Market (the "NNM") or, if the Common Stock is not listed or admitted to trading on the NNM, on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on the NNM or any national securities exchange, the last reported sales price of the Common Stock as quoted on NASDAQ or, in case no reported sales take place, the average of the closing bid and asked prices as quoted on NASDAQ or any comparable system or, if the Common Stock is not quoted on NASDAQ or any comparable system, the closing sales price or, in case no reported sale takes place, the average of the closing bid and asked prices, as furnished by any two members of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose. If the Closing Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder, provided that any dispute as to such Closing Price shall be determined by the Company and the Holder in accordance with Section 11(d).
"Commission" means the United States Securities and Exchange
Commission, or any other federal agency at the time administering the Securities and Exchange Act of
19
1934, as amended, or the Securities Act, whichever is the relevant statute for the particular purpose.
"Common Stock" means any stock of any class of the Company which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and which is not subject to redemption by the Company.
"Convertible Securities" shall mean any evidences of indebtedness, shares (other than Common Stock) or other securities convertible into or exchangeable for Common Stock.
"Deed of Trust" means the Deed of Trust dated as of May__, 2003 entered into between the Company and the initial holder of this Security, creating a mortgage interest in and to the real property owned by the Company, subject only to the first ranking mortgage held by S & F Financial Holdings Inc..
"Defaulted Payment" has the meaning set forth in Section 7(a)(1)
hereof.
"Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.
"fair market value" shall, except as otherwise specifically defined elsewhere, mean, if there is a current market for the asset, debt or transaction in question, the amount that a willing buyer would pay a willing seller in an arm's length transaction or, in the absence of a current market value for such asset, debt or transaction, the amount determined in good faith by an independent third party jointly selected by the Holder and the Company.
"Final Maturity Date" has the meaning set forth in Section 2(a) hereof.
"Holder" means the person in whose name this Security is registered on the Note Register.
"Indebtedness" means, with respect to any Person, at any date of determination (without duplication):
(a) all obligations and other liabilities (contingent or
otherwise) of such Person for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof),
(b) all reimbursement obligations and other liabilities
(contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances,
20
(c) all obligations and liabilities (contingent or
otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person,
(d) all obligations of such Person (contingent or
otherwise) with respect to an interest rate swap, cap or collar agreement or other similar instrument or agreement,
(e) all direct or indirect guaranties or similar
agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses
(a) through (d),
(f) any indebtedness or other obligations described in
clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and
(g) Any indebtedness or other obligation resulting from
"off-balance" sheet financing, or any such transaction; and
(h) any and all deferrals, renewals, extensions and
refunding of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (g).
(i) any partnership obligations of such Person, of the
kind described in clauses (a) through (h).
"Instrument" means any bond, debenture, note or similar instrument.
"Note Register" means the register or other ledger maintained by the
Company that records the record owners of this Security.
"Person" or "person" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.
"Purchase Agreement" means the Securities Purchase Agreement entered into between the Company and the initial holder of this Security relating to the sale and purchase of this Security and the Warrant.
"Security" means the Convertible Secured Note of the Company due June
30, 2007, as amended, replaced, or supplemented from time to time, initially issued on May 27, 2003.
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
"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
"Security Agreement", means the Security Agreement dated as of May 27,
2003 entered into between the Company and the initial holder of this Security, creating a first ranking security interest in and to all accounts and accounts receivables, real and personal property of the Company including, but not limited to accounts receivable, inventory and fixed assets.
"Share Delivery Date" has the meaning set forth in Section 3(a)(1)
hereof.
"Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by
(i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.
"Trading Day" means, with respect to any security, a day during which trading in the security generally occurs on the Nasdaq National Market or, if the security is not quoted on the Nasdaq National Market, on the principal other national or regional securities exchange on which the security then is listed or, if the security is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System, or on the principal other market on which the security is then traded; provided, however, that "Trading Day" shall not include any day during which trading in the security is suspended for more than three hours between 9:30 a.m. (New York time) and 4:00 p.m. (New York time).
"Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.
11. MISCELLANEOUS.
(a) The Company will give prompt written notice to the
Holder of this Security of any change in the location of the Designated Office. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Security must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided that such notice is also delivered by regular mail; (iii) 1 Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:
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
If to the Company:
Sipex Corporation
233 South Hillview Drive
Milpitas, CA 95035
Telephone: (408) 935-7608
Facsimile: (408) 935-7678
Attention: Phillip Kagel, Chief Financial Officer
with a copy to:
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 493-9300
Facsimile: (650) 493-6811
Attention: Robert G. Day
If to the Holder:
Alonim Investments Inc.
1501 McGill College Avenue, 26th Floor
Montreal, Quebec
H3A 3N9
Telephone: (514) ___________
Facsimile: (514) ___________
Attention: ______________
Executive Vice-President and Chief Financial Officer
With a copy to:
Future Electronics Inc.
237 Hymus Blvd.
Pointe Claire, Quebec
H9R 5C7
Telephone: (514) 694-7710 Ext: 2986
Facsimile: (514) 694-7515
Attention: Guy Lavergne, Esq.
Associate General Counsel
or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party 5 days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of
23
such transmission, or (C) provided by a courier or overnight courier service shall be rebuttal evidence of personal service, receipt by facsimile, or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.
(b) (1) The transfer of this Security is registrable
on the Note Register upon surrender of this Security for registration of transfer at the Designated Office, duly endorsed by, or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed by, the Holder hereof or such Holder's attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees. Such Securities are issuable only in registered form without coupons in denominations of $500,000 (or such lesser remaining amount after all possible issuances in denominations of $500,000). No service charge shall be made for any such registration of transfer, but the Company may require payment of a sum sufficient to recover any tax or other governmental charge payable in connection therewith in the event that the Holder requests that this Security or the Common Stock issuable hereunder be issued in the name of someone other than the Holder. Prior to due presentation of this Security for registration of transfer, the Company and any agent of the Company may treat the Person in whose name this Security is registered as the owner thereof for all purposes, whether or not this Security be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.
(2) This Security and the Common Stock issuable
upon conversion of this Security have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction. Neither this Security nor the Common Stock issuable upon conversion of this Security nor any interest or participation herein may be reoffered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of (a "Transfer") in the absence of such registration or unless such transaction is exempt from, or not subject to, registration. The Holder by its acceptance of this Security or the Common Stock issuable upon conversion of this Security agrees that it shall not offer, sell, assign, transfer, pledge, encumber or otherwise dispose of this Security, other than for conversions pursuant to the terms hereof, or any portion thereof or interest therein. and then (other than with respect to a Transfer pursuant to a registration statement that is effective at the time of such Transfer) only to
(a) the Company or (b) an Affiliate of the Holder and in the case of (b) above in which the transferor furnishes the Company with such certifications, legal opinions or other information as the Company may reasonably request to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.
(3) Upon presentation of this Security for
registration of transfer at the Designated Office accompanied by (i) certification by the transferor that such transfer is in compliance with the terms hereof and (ii) by a written instrument of transfer in a form approved by the Company executed by the Holder, in person or by the Holder's attorney thereunto duly authorized in writing, and including the name, address and telephone and fax numbers of the transferee and name of the contact person of the transferee, such Security shall be transferred on the Note Register, and a new Security of
24
like tenor and bearing the same legends shall be issued in the name of the transferee and sent to the transferee at the address and c/o the contact person so indicated. Transfers and exchanges of this Security shall be subject to such additional restrictions as are set forth in the legends on this Security and to such additional reasonable regulations as may be prescribed by the Company as specified in Section 11(b)(2) hereof. Successive registrations of transfers as aforesaid may be made from time to time as desired, and each such registration shall be noted on the Note register.
(4) Upon receipt by the Company of evidence
reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Security, and in the case of loss, theft or destruction, receipt of indemnity reasonably satisfactory to the Company and upon surrender and cancellation of this Security, if mutilated, the Company will deliver a new Security of like tenor and dated as of such cancellation, in lieu of such Security.
(5) The Holder represents that it is an
"accredited investor" within the meaning of Rule 501(a) of the Securities Act. The Holder has been advised that this Security has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Holder is aware that the Company is under no obligation to effect any such registration or to file for or comply with any exemption from registration. The Holder has not been formed solely for the purpose of making this investment and is acquiring the Security for its own account for investment, and not with a view to, or for resale in connection with, the distribution thereof.
(6) Such Holder understands that:
(A) until the end of the holding period
under Rule 144(k) of the Securities Act (or any successor provision), this Security (and all securities issued in exchange therefor or in substitution thereof, other than the shares of Common Stock issuable upon conversion of this Security, which shall bear the legend set forth in Section 11(b)(6)(B) of this Security, if applicable) shall bear a legend in substantially the following form:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES
LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED,
ASSIGNED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE
REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF
1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION
THEREFROM.
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS
AND CONDITIONS OF A VOTING
25
AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE
SECURITIES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN
SUCH SECURITIES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY
ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH VOTING AGREEMENT
WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT
CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF
BUSINESS.
The legend set forth above shall be removed and the Company shall issue a new Security of like tenor and aggregate principal amount, and which shall not bear the restrictive legend required by this Section 11(b)(6)(A), (i) if, in connection with a sale transaction, the Holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment, pledge or transfer of this Security may be made without registration under the Securities Act, or (ii) upon expiration of the applicable two-year holding period under Rule 144(k) of the Securities Act (or any successor rule). The Company shall not require such opinion of counsel for the sale of this Security in accordance with Rule 144 of the Securities Act in the event that the Holder provides such representations that the Company shall reasonably request confirming compliance with the requirements of Rule 144;
(B) until the end of the holding period
under Rule 144(k) of the Securities Act (or any successor provision), any stock certificate representing such shares of Common Stock shall bear a legend in substantially the following form unless, in the case of shares of Common Stock issued upon conversion of this Security, the Security submitted for conversion is not required to bear the legend specified in Section 11(b)(6)(A):
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE
SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD,
TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN
EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE
SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION THEREFROM.
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS
AND CONDITIONS OF A VOTING AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS
ON THE VOTING OF THE SECURITIES REPRESENTED HEREBY. ANY PERSON
ACCEPTING ANY INTEREST IN SUCH SECURITIES SHALL BE DEEMED TO AGREE TO
AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY
OF SUCH VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT
26
CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF
BUSINESS.
The legend set forth above shall be removed and the Company shall issue a stock certificate evidencing such shares of Common Stock, as the case may be, without such legend to the holder of the stock certificate evidencing such shares of Common Stock and upon which such legend is stamped, (i) if such shares of Common Stock have been resold or transferred pursuant to the registration statement contemplated by the Purchase Agreement and the registration statement was effective at the time of such transfer, (ii) if, in connection with a sale transaction, such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment, pledge or transfer of the shares of Common Stock may be made without registration under the Securities Act, or (iii) upon expiration of the applicable two-year holding period under Rule 144(k) of the Securities Act (or any successor rule). The Company shall not require such opinion of counsel for the sale of such shares of Common Stock in accordance with Rule 144 of the Securities Act, provided that the Seller provides such representations that the Company shall reasonably request confirming compliance with the requirements of Rule 144; and
(C) in the event Rule 144(k) as
promulgated under the Securities Act (or any successor rule) is amended to change the two-year holding period under Rule 144(k) (or the corresponding holding period under any successor rule), (i) each reference in Sections 11(b)(6) of this Agreement to "two-year holding period" shall be deemed for all purposes of this Agreement to be references to such changed period, and (ii) all corresponding references in this Security shall be deemed for all purposes to be references to the changed period, provided that such changes shall not become effective if they are otherwise prohibited by, or would otherwise cause a violation of, the then-applicable federal securities laws.
(7) Neither this Security nor any term hereof
may be amended or waived orally or in writing, except that any term of this Security may be amended and the observance of any term of this Security may be waived (either generally or in a particular instance and either retroactively or prospectively), upon the approval of the Company and the Holder; provided, however, that the Company may, without the consent of the Holder, amend the Security for the purpose of (i) surrendering any right or power conferred upon the Company, (ii) providing for Conversion Rights of Holder if any reclassification or change of the Common Stock or any consolidation, merger or sale of all or substantially all of the Company's assets occurs, (iii) providing for the assumption of the Company's obligations to the Holder in the case of a merger, consolidation, conveyance, transfer or lease, or (iv) reducing the Conversion Price, provided that the reduction will not adversely affect the interests of the Holder.
(c) In any case in which the date of maturity of, the
date of payment of any interest on this Security will not be a Business Day, then payment of such interest on or Principal Amount of this Security need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date
27
of maturity or date of payment, as the case may be, and no interest shall accrue for the period from and after such date.
(d) In the case of a dispute as to the determination of
the Closing Price, the Conversion Price, the fair market value of assets (other than cash or securities), or the arithmetic calculation of any shares of Common Stock to be issued hereunder, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one Business Day from the manifestation of such dispute to the Holder. If the Company and the Holder are unable to agree upon such determination or calculation of the Closing Price, the Conversion Price or the fair market value of assets (other than cash or securities), or the arithmetic calculation of any shares of Common Stock to be issued hereunder, as the case may be, within one Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within 10 Business Days, submit via facsimile (a) the disputed determination of Closing Price, the Conversion Price or the fair market value of assets (other than cash or securities) to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of any shares of Common Stock to be issued hereunder to the Company's independent, outside accountant. The Company shall make reasonable efforts to cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than 15 Business Days from the date it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error. The fees and expenses of the accountant or investment bank, as the case may be, shall be paid by the party whose calculation or determination is, on a percentage basis, the least closest to that determined by the accountant or investment bank; provided, however, that if each of the amounts originally determined or calculated by the Company and the Holder are at least equal to 80% of the amount calculated or determined by the accountant or investment bank but not more than 120% of the amount calculated or determined by the accountant or investment bank, then the Company and the Holder will each pay one half of the fees and expenses of such accountant or investment bank.
(e) If (a) this Security is placed in the hands of an
attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Security or to enforce the provisions of this Security or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Security, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including but not limited to reasonable attorneys fees and disbursements.
28
(f) THIS SECURITY SHALL BE GOVERNED BY AND CONSTRUED IN
ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA.
[Remainder of page intentionally left blank.]
29
IN WITNESS WHEREOF, the Company has caused this Security to be duly executed.
Dated: May __, 2003
SIPEX CORPORATION
By: _________________________________
Name: _______________________________
Title: ______________________________
ALONIM INVESTMENTS INC.
By: _________________________________
Name: _______________________________
Title: ______________________________
ACKNOWLEGED:
FUTURE ELECTRONICS INC.
By: _________________________________
Name: _______________________________
Title: ______________________________
EXHIBIT A
CONVERSION NOTICE
The undersigned holder of this Security hereby irrevocably exercises the Conversion Rights granted pursuant to this Security and does hereby convert the amount below designated, into Common Stock in accordance with the terms of this Security, and directs that such shares, and any Security representing any unconverted principal amount hereof, be delivered to and be registered in the name of the undersigned unless a different name has been indicated below. If shares of Common Stock are to be registered in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto.
Dated: ______________________________
ALONIM INVESTMENTS Inc.
By: _________________________________
Name: _______________________________
Title: ______________________________
If shares are to be registered in the name of a Person other than the holder, please print such Person's name and address:
____________________________________
Name _______________________________
Address
____________________________________
Social Security or other Taxpayer Identification Number, if any
If only a portion of the Security is to be converted, please indicate:
1. Principal amount to be converted: $___________
2. Number of Conversion Rights being exercised.: ________________________
3. Principal amount of Security representing unconverted principal amount to be issued:
Amount: $________
EXHIBIT B
NOTICE OF ELECTION TO REQUIRE PAYMENT
Pursuant to Section 4(a)(2) of the this 1.5 % Convertible Secured Note
Due 2007 dated May __, 2003 of Sipex Corporation (the "Security"), the undersigned holder of this Security hereby irrevocably exercises the option to require redemption and repayment of the principal amount of this Security, or any portion of the principal amount hereof together with all accrued and unpaid interest thereon, on the day on which the Change of Control (as defined in this Security) is consummated and directs that such check for such payment and any Security representing any unconverted principal amount hereof be delivered to the undersigned unless a different name has been indicated below.
Dated: ______________________________
ALONIM INVESTMENTS Inc.
By: _________________________________
Name: _______________________________
Title: ______________________________
If a check is to be delivered in the name of a Person other than the holder, please print such Person's name and address:
____________________________________
Name
____________________________________
Address
____________________________________
Social Security or other Taxpayer Identification Number, if any
If only a portion of the Security is to be redeemed and repaid, please indicate:
4. Principal amount to be redeemed and repaid: $___________
5. Principal amount of Security representing unconverted principal amount to be issued:
Amount: $________

SCHEDULE A
FINANCIAL TESTS
Current Ratio shall be equal to or greater than 2.25:1 at all times.
Tangible Net Worth shall be equal to or greater than $50 million at all times.
DEFINITIONS
"CURRENT RATIO": total current assets divided by total current liabilities, excluding the current portion of long term debt associated with (i) Principal Amount of the Security and accrued interest thereon and (ii) the principal amount of that certain 5.75% Convertible Secured Note Due 2007 issued by the Company to S&F Financial Holdings Inc. as of September 27, 2002 and accrued interest thereon.
"TANGIBLE NET WORTH": the shareholders' equity less intangible assets.




                                     EXHIBIT c
                                     ---------


REGISTRATION AND STANDSTILL AGREEMENT
THIS REGISTRATION AND STANDSTILL AGREEMENT (the "Agreement") is made this _____ day of May, 2003, by and between Alonim Investments Inc., a Canadian corporation and its Affiliates which are signatories hereto, namely: Future Electronics Inc., a New Brunswick (Canada) corporation; and S & F Financial Holdings Inc., a Canadian corporation (of the First Part), and Sipex Corporation, a Massachusetts corporation (the "Company") (of the Second Part). WHEREAS, contemporaneously with the execution of this Agreement, pursuant to that certain Securities Purchase Agreement, by and between the Company and Alonim (the "Securities Purchase Agreement"), Alonim has purchased from the Company, and the Company has issued and sold to Alonim, a 1.5% Convertible Secured Note of the Company due June 30, 2007, in the amount of U.S. $10,560,000 (the "Note"), which may be convertible into shares of common stock, $0.01 par value per share (the "Common Stock"), of the Company on the terms set forth in the Note; and
NOW THEREFORE, for and in consideration of the promises and of the mutual covenants, agreements, representations and warranties set forth herein and in the Securities Purchase Agreement, the Voting Agreement and the Note, the parties hereto, intending to be legally bound hereby, agree as follows:
1. Definitions. The following terms, as used in this Agreement, shall have the respective meanings given to such terms as set forth below:
(a) "Affiliate" shall mean any Person that controls, is
controlled by, or is under common control with, Future Electronics Inc.
(b) "Beneficial Owner". A Person shall be deemed to be a
"Beneficial Owner" of, or to "Beneficially Own," shares of Company Voting Stock in accordance with the meaning given to such term in Rule 13d-3 promulgated under the Exchange Act as in effect on the date of this Agreement.
(c) A "Change of Control" shall be deemed to have
occurred if any of the following occurs after the date hereof:
(i) the consolidation, merger or other business
combination (including, without limitation, a reorganization or recapitalization) of the Company with or into another Person, other than: (A) a consolidation, merger or other business combination (including, without limitation, reorganization or recapitalization) in which holders of the Company's Voting Power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the Voting Power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities; or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company;
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
(ii) the sale or transfer of all or substantially
all of the Company's assets; or
(iii) the consummation of a purchase, tender or
exchange offer made to and accepted by the holders of more than 50% of the outstanding shares of Common Stock (other than a purchase or tender or exchange offer made by the Company or any of its subsidiaries that does not result in the transaction constituting a "Rule 13e-3 transaction" for purposes of Rule 13e-3 under the Exchange Act).
(d) The "Conversion Shares" means the shares of Common
Stock issuable upon conversion of the Note as provided under the Securities Purchase Agreement.
(e) "Company Voting Stock" means (i) Common Stock, or
(ii) any other securities of the Company entitled to vote generally for the election of directors.
(f) "Derivative Securities" means (i) all shares of debt
or equity securities that are convertible into or exchangeable for shares of Company Voting Stock, and (ii) all options, warrants and other rights to acquire shares of Company Voting Stock, whether directly or indirectly, and all options, warrants and rights to acquire other securities convertible into or exchangeable for shares of Company Voting Stock, provided, that any unvested conversion rights provided for in the Note shall not be considered to be Derivative Securities until such time as they vest under the terms of the Note.
(g) "Exchange Act" means the Securities Exchange Act of
1934, as amended.
(h) "Fully Diluted Basis" means that the calculation of
the percentage of aggregate Beneficial Ownership of any Person in respect of Company Voting Stock shall be on the basis of the following equation: (i) the numerator of which shall be all vested Derivative Securities (plus, if such Person is Alonim or any of its Affiliates, all Conversion Rights (as defined in the Note) or other rights to acquire Company Voting Stock that can still potentially vest pursuant to the Note or any other security), on a fully converted, exchanged or exercised basis, as the case may be, into Company Voting Stock, plus the shares of Company Voting Stock then Beneficially Owned by such Person; and (ii) the denominator of which shall be the greater of (A) all shares of Company Voting Stock outstanding, plus all vested Derivative Securities then outstanding, plus all Conversion Rights that can still potentially vest pursuant to the Note and (B) 40,000,000 (as adjusted for any stock dividends, distributions, consolidations or splits with respect to such shares).
(i) "Limitation Period" means the time period beginning
on the date of this Agreement and ending on the third anniversary of such date.
(j) "Peak Beneficial Ownership" means the largest
aggregate number of shares of Company Voting Stock and Derivative Securities held at any point in time, during the Limitation Period, by Alonim and its Affiliates.
(k) "Person" means any individual, trust, corporation,
partnership, limited liability company, or other entity and all of its
Affiliates.
(l) "SEC" means the Securities and Exchange Commission.
2
(m) "Securities Act" means the Securities Act of 1933, as
amended.
(n) "Voting Agreement" means the voting agreement entered
into by Alonim and the Company on the same date as this Agreement.
(o) "Voting Power" means, with respect to any Company
Voting Stock, the maximum number of votes which such Company Voting Stock is or would be entitled to cast generally for the election of directors, and in the case of a convertible, exercisable or exchangeable Company Voting Stock, considering such security both on an unconverted, unexercised or unexchanged basis and also on a converted, exercised or exchanged basis, as the case may be.
2. Restriction on Acquisition of Common Stock.
(a) During the Limitation Period, and without the prior
affirmative vote of the Board of Directors of the Company, neither Alonim nor any of its Affiliates shall, directly or indirectly or collectively:
(i) acquire (by purchase or otherwise), offer to
acquire, or agree to acquire, directly or indirectly, any shares of Company Voting Stock or Derivative Securities if the effect of such acquisition would be to cause Alonim and its Affiliates to become, in the aggregate, the Beneficial Owner, on a Fully Diluted Basis, of more than thirty-five percent (35.0%) of the Company Voting Stock (the "Standstill Percentage"); or
(ii) request that the Company or any of its
representatives, directly or indirectly, to amend or waive any provision of this
Section 2.
Notwithstanding the foregoing, Alonim and its Affiliates shall not be in breach hereof, nor shall they be obligated to dispose of Company Voting Stock or Derivative Securities if the aggregate percentage of Company Voting Stock which Alonim and its Affiliates are the Beneficial Owner of, on a Fully Diluted Basis, exceeds the Standstill Percentage, solely as a result of (1) the Company engaging in a stock repurchase of shares of its Company Voting Stock or (2) the lapsing of subscription rights pursuant to Derivative Securities not Beneficially Owned by Alonim and its Affiliates.
(b) In the event of a violation by Alonim or its
Affiliates of Section 2(a), then the Company, as its sole and exclusive remedy under Section 2(a), shall have the right to terminate: (A) the Distribution Agreement, dated July 1, 1993, between the Company and Future Electronics Inc., as the same may be amended from time to time (the "Distribution Agreement"); or
(B) the exclusivity provisions contained in the amendment to the Distribution Agreement dated October 1, 2002 (the "Amendment"), either of such termination to be effective ninety (90) days after such notice is provided to Future Electronics Inc.
3A. Disposition of Common Stock - Limited Period.
(a) In the event that Alonim and its Affiliates shall,
without the prior affirmative vote of the Board of Directors of the Company, directly or indirectly, by sale or otherwise, dispose of:
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
(i) More than 25% of their aggregate Peak
Beneficial Ownership of the Company Voting Stock or Derivative Securities on or before June 30, 2005; or
(ii) More than 50% of their aggregate Peak
Beneficial Ownership of the Company Voting Stock or Derivative Securities on or before June 30, 2006; or
(iii) More than 75% of their aggregate Peak
Beneficial Ownership of the Company Voting Stock or Derivative Securities on or before June 30, 2007, then the Company shall have the right to require Alonim and its Affiliates to, and Alonim and its Affiliates shall immediately, disgorge to the Company fifty percent (50%) of any profits made by Alonim and/or its Affiliates on any disposition of the shares of Company Voting Stock or Derivative Securities, in excess of the applicable percentage set forth in this subsection, and to terminate (in its sole discretion): (A) the Distribution Agreement; or (B) the exclusivity provisions contained in the Amendment, either of such termination to be effective ninety (90) days after such notice is provided to Future Electronics Inc. The foregoing remedies shall be the Company's sole and exclusive remedies under this Section 3A in the event of such a disposition by Alonim and its Affiliates of the Company Voting Stock or Derivative Securities.
(b) For purposes of clarification, this Section 3A shall
include any shares sold by Alonim and its Affiliates under any Registration Statement pursuant to the registration rights set forth in Section 4(a) of this Agreement.
(c) In order to exercise the rights set forth in Section
2(b) or Section 3A(a) above, the Company shall notify Alonim in writing that the Company is availing itself of the foregoing remedies, and the Company shall accompany such notice with all available documentation evidencing that the Company is entitled to exercise such remedies.
3B. Disposition of Common Stock - Unlimited Period. In the event that either Alonim and/or any of its Affiliates shall, without the prior written consent of the Company, directly or indirectly, dispose, by sale or otherwise, of shares of Company Voting Stock or Derivative Securities, and the effect of such disposition would be to decrease by more than 50% Alonim and its Affiliates' Peak Beneficial Ownership of Company Voting Stock or Derivative Securities, then Future Electronics Inc. shall not be entitled to terminate the Distribution Agreement with the Company "without cause" pursuant to Section 11(b) of the Distribution Agreement, unless Future Electronics Inc. gives the Company at least 12 months prior written notice of such termination, in which event, the exclusivity provisions contained in the Amendment shall immediately terminate upon the giving of such notice.
4. Registration Rights for Company Voting Shares.
(a) Resale S-3 Registration Procedures and Other Matters.
The Company shall:
(i) prepare and file with the SEC a registration
statement on Form S-3 (or such other form as is then available for registration of such resale) promulgated under the Securities Act (the "Initial Registration Statement") within ninety (90) days after the date of this Agreement, subject to receipt of the information called for by the questionnaire attached to this Agreement as Exhibit A from Future Electronics Inc. after prompt written request from the Company to Future Electronics Inc. to provide such information. Such Registration Statement
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
shall be prepared and filed to enable the resale by Alonim or its Affiliates, from time to time, on the automated quotation system of the Nasdaq National Market (or any other exchange or market on which the Common Stock is then listed or traded) or in privately negotiated transactions, without restriction other than those expressly set forth herein, of:
(A) the Conversion Shares (without
regard to whether any such Conversion Shares have yet vested pursuant to the
Note); and
(B) the Underlying Shares (as such term
is defined in the Securities Purchase Agreement dated September 27, 2002, between the Company and S&F Financial Holdings, Inc., an Affiliate of Alonim);
(ii) from time to time, upon demand from Alonim,
prepare and file with the SEC a registration statement (each such registration statement, an "Additional Registration Statement," and "Registration Statement" shall refer to the Initial Registration Statement, any Additional Registration Statement or any registration statement filed pursuant to Section 4(b) hereof), subject to receipt of the information called for by the questionnaire attached to this Agreement as Exhibit A from Alonim, after prompt written request from the Company to Alonim to provide such information. Such Additional Registration Statement(s) shall be prepared to enable the resale by Alonim or its Affiliates, from time to time, on the automated quotation system of the Nasdaq National Market (or any other exchange or market on which the Common Stock is then listed or traded), or in privately negotiated transactions, without restriction other than those expressly set forth herein, of the other shares of Common Stock now or in the future held by Alonim or any of its Affiliates within the Standstill Percentage, (the "Affiliate Shares"); provided, that any such demand for registration pursuant to this subsection 4(a)(ii) by Alonim shall be for a minimum of 2,000,000 shares;
(iii) to cause the Registration Statement to
become effective with the SEC as expeditiously as possible;
(iv) prepare and file with the SEC such
amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement current and effective for a period not to exceed the earlier of (A) the first date on which Alonim or its Affiliates may, pursuant to Rule 144(k) under the Securities Act or any other rule of similar effect, sell all Conversion Shares then held or issuable upon conversion of the Note, and all other Registrable Shares, within a ninety (90) day period, or (B) such time as all Registrable Shares have been sold;
(v) furnish to Alonim with respect to the
Registrable Shares registered under the Registration Statement such number of copies of the Registration Statement, prospectuses and preliminary prospectuses in conformity with the requirements of the Securities Act and such other documents as Alonim may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Shares by Alonim; provided, however, that the obligation of the Company to deliver copies of prospectuses or preliminary prospectuses to Alonim shall be subject to the receipt by the Company of reasonable assurances from Alonim that Alonim will comply with the applicable provisions of the Securities Act and of such other securities or blue sky laws as may be applicable in connection with any use of such prospectuses or preliminary prospectuses;
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
(vi) file documents required of the Company for
blue sky clearance (A) in all U.S. jurisdictions in which any of the Registrable Shares are originally issued and (B) in states where specified in writing by Alonim; provided, however, that, as to clause (B), the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;
(vii) bear all expenses in connection with the
procedures in this Section 4(a) and Section 4(b) and the registration of the Conversion Shares and the Underlying Shares pursuant to the Registration Statement; including the reasonable fees and expenses, if any, of one counsel to Alonim and its Affiliates, but excluding underwriting discounts, brokerage fees and commissions incurred by Alonim and/or its Affiliates, provided, that such fees and expenses shall not exceed $20,000 in the aggregate; and provided, further, that any incremental expenses relating to the registration of Affiliate Shares in any registration shall be borne by Alonim;
(viii) advise Alonim promptly after it shall
receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose; and it will promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued;
(ix) if an offering of Registrable Shares is to
be underwritten in whole or in part, enter into a written underwriting agreement in form and substance reasonably satisfactory to the managing underwriter of the public offering, the Company and Alonim;
(x) notify Alonim, promptly after it shall
receive notice thereof, of the date and time when the Registration Statement and each post-effective amendment thereto has become effective or a supplement to any prospectus forming a part of the Registration Statement has been filed;
(xi) cause all Registrable Shares to be listed on
each securities exchange or market on which the Common Stock is listed;
(xii) make available for inspection upon request
by Alonim, by any managing underwriter of any distribution to be effected pursuant to the Registration Statement and by any attorney, accountant or other agent retained by Alonim or any such underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees to supply all information reasonably requested by Alonim or any such underwriter, attorney, accountant or agent in connection with the Registration Statement;
(xiii) if such registration includes an
underwritten public offering, at the closing provided for in the underwriting agreement, provide, at Alonim's expense, (A) an opinion dated such date of the counsel representing the Company for the purposes of such registration, addressed to the underwriters, covering such matters with respect to the Registration Statement, the prospectus and each amendment or supplement thereto, proceedings under state and federal securities laws, other matters relating to the Company, the securities being registered and the offer and sale of such securities as are customarily the subject of opinions of issuer's counsel provided to underwriters in underwritten public offerings, and such opinion of counsel
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
shall additionally cover such legal matters with respect to the registration as Alonim may reasonably request, and (B) letters dated each of such effective date and such closing date, from the independent certified public accountants of the Company, addressed to the underwriters, stating that they are independent certified public accountants within the meaning of the Securities Act and dealing with such matters as the underwriters may request, or if the offering is not underwritten that in the opinion of such accountants the financial statements and other financial data of the Company included in the registration statement or the prospectus or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act, and additionally covering such other accounting and financial matters, including information as to the period ending not more than five (5) business days prior to the date of such letter with respect to the Registration Statement and Prospectus, as Alonim may reasonably request; and
(xiv) subject to all the other provisions of this
Agreement, take all other commercially reasonable steps necessary to effect any registration of Registrable Shares contemplated hereby.
(b) Piggyback Rights on Company Registration.
(i) If the Company shall determine to register
any of its securities either for its own account or the account of a security holder or holders exercising their respective demand registration rights (other than pursuant to Section 4 hereof), other than a registration relating solely to employee benefit plans, a registration relating solely to the offer and sale of debt securities, a registration relating solely to a corporate reorganization or other transaction subject to Rule 145 on Form S-4, a registration on any registration form that does not permit secondary sales (any such registration, a "Company Registration"), the Company shall:
(A) promptly give to Alonim written
notice thereof;
(B) use its commercially reasonable
efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 4(b)(ii) below, and in any underwriting involved therein, the Additional Registrable Securities specified in a written request or requests made by Alonim and received by the Company within fifteen (15) days after the written notice from the Company described in clause (i) above is received by Alonim, which written request may specify all or a part of the Registrable Securities held by Alonim; and
(C) comply with all the provisions of
Section 4(a)(iii) through (a)(xiv) in connection with any such registration.
(ii) If the registration of which the Company
gives notice is for a registered public offering involving an underwriting, the Company shall so advise Alonim as a part of the written notice given pursuant to
Section 4(b)(i). In such event, the right of Alonim to registration pursuant to this Section 4(b) shall be conditioned upon Alonim's participation in such underwriting and the inclusion of Additional Registrable Securities held by Alonim in the underwriting to the extent provided herein. If Alonim proposes to distribute any securities through such underwriting, then it shall (together with the Company and the other stockholders that are participating in such registration) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company. If
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
Alonim does not agree to the terms of any such underwriting, then Alonim shall be excluded therefrom by notice from the Company or the underwriters. Any Additional Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.
(iii) Notwithstanding any other provision of this
Section 4(b), in the event that a Company Registration is underwritten, if a representative of the underwriters advises the Company in writing that marketing factors require a limitation of the number of securities to be underwritten (including Additional Registrable Securities) in an offering subject to this
Section 4(b) because the number of securities to be underwritten is likely to have an adverse effect on the price, timing or the distribution of securities to be offered, then the Company shall so advise Alonim which would otherwise be underwritten pursuant hereto, and subject to the terms of the registration rights contained in the Stock Purchase Agreements dated as of April 15, 2002 (the "Prior Registration Agreements") between other stockholders and the Company, the number of shares that may be included in the underwriting shall be allocated, first, to the Company, second, to Alonim and, third, to the other stockholders in accordance with the Prior Registration Agreements. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. If the underwriting agreement executed in connection with such offering provides for an overallotment option to be granted to the underwriters, and if such option is exercised by the underwriters, the allocation priority established above shall govern the allocation with respect to the sale of any shares of securities (including Registrable Securities) pursuant to such exercise by the underwriters. No such reduction pursuant to this Section 4(b)(iii) shall reduce the amount of Additional Registrable Securities of Alonim included in the registration below twenty-five percent (25%) of the total amount of securities included in such registration.
(iv) The Company shall have the right to
terminate or withdraw any registration described under this Section 4(b) prior to the effectiveness of such registration whether or not Alonim has elected to include Additional Registrable Securities in such registration. The registration expenses of such withdrawn registration shall be borne by the Company in accordance with Section 4(a) hereof.
(c) Transfer of Registrable Shares After Registration;
Suspension.
(i) Each of Alonim and each of its Affiliates
agrees that it will not effect any disposition of the Registrable Shares under the Registration Statement referred to in Section 4(a) above except as contemplated in such Registration Statement and as described herein or as otherwise permitted by law, and that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding Alonim and its Affiliates or its plan of distribution; provided, however, that nothing in this section shall in any way limit Alonim's and its Affiliates' ability to transfer or otherwise dispose of any of the Securities as permitted by any other section of this Agreement and applicable law.
(ii) Except in the event that paragraph (iii)
below applies, the Company shall (A) prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the
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
statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (B) provide Alonim copies of any documents filed pursuant to Section 4(c)(ii); and
(C) inform Alonim that the Company has complied with its obligations in Section 4(c)(ii) (or that, if the Company has filed a post-effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify Alonim to that effect, will use its best efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify Alonim pursuant to Section 4(c)(ii) hereof when the amendment has become effective).
(iii) In the event (A) of any request by the SEC
or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information; (B) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (C) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (D) of any event or circumstance which in the good faith judgment of the Company's Board of Directors, upon advice of counsel, would necessitate the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; then the Company shall, deliver a certificate in writing to Alonim (the "Suspension Notice") to the effect of the foregoing and, upon receipt of such Suspension Notice, Alonim and its Affiliates will refrain from selling any Registrable Shares pursuant to the Registration Statement (a "Suspension") until Alonim's and its Affiliates receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until it is or they are advised in writing by the Company that the current Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. In the event of any Suspension, the Company will use its commercially reasonable efforts to cause the use of the Prospectus so suspended to be resumed as expeditiously as practicable after the delivery of a Suspension Notice to Alonim.
(iv) Provided that a Suspension is not then in
effect, Alonim and its Affiliates may sell Registrable Shares under the Registration Statement, provided that it arranges or they arrange for delivery of a current Prospectus to the transferee of such Registrable Shares.
(d) Indemnification.
(i) For the purpose of this Section 4(d):
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
(x) the term "Selling Stockholder"
shall include Alonim and any officer, director or trustee of Alonim, any underwriter (as defined in the Securities Act) for Alonim and/or any Affiliate of Alonim and each person, if any, that controls Alonim, any Affiliate of Alonim and/or any such underwriter within the meaning of the Securities Exchange Act of 1934, as amended; and
(y) the term "Registration Statement"
shall include any final Prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 4(a).
(ii) The Company agrees to indemnify and hold
harmless each Selling Stockholder from and against any losses, claims, damages or liabilities to which such Selling Stockholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon any untrue statement, or alleged untrue statement of any material fact contained in a Registration Statement, or any omission or alleged omission to state a material fact required to be stated in a Registration Statement, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and the Company will reimburse such Selling Stockholder for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim, provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, (x) an untrue statement made or alleged untrue statement or omission or alleged omission in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder specifically for use in preparation of the Registration Statement, (y) the failure of such Selling Stockholder to comply with its covenants and agreements contained in Section 4(c) hereof respecting sale of the Registrable Shares, or (z) any statement or omission in any Prospectus that is corrected in any subsequent Prospectus that was delivered to Alonim prior to the pertinent sale or sales by Alonim.
(iii) Each of Alonim, S & F Financial Holding
Inc., and Future Electronics Inc. (together the "Signatory Affiliates")agree to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (i) any failure by such Alonim to comply with the covenants and agreements contained in Section 4(c) hereof respecting sale of the Registrable Shares, or (ii) any untrue statement, or alleged untrue statement of any material fact contained in a Registration Statement, or any omission or alleged omission to state a material fact required to be stated in a Registration Statement, or necessary to make the statements therein not misleading, if such untrue statement or omission or alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished by or on behalf of Alonim or the Signatory Affiliates specifically for use in preparation of the Registration Statement, and Alonim or the Signatory Affiliates will reimburse the Company (or such officer, director or controlling person), as the case may be, for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided that Alonim's or the Signatory Affiliates
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
obligation to indemnify the Company shall be limited to the amount received by Alonim or the Signatory Affiliates from the sale of the Registrable Shares.
(iv) Promptly after receipt by any indemnified
person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this
Section 4(d), such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section 4(d) (except to the extent that such omission materially and adversely affects the indemnifying party's ability to defend such action) or from any liability otherwise than under this
Section 4(d). Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.
(v) If the indemnification provided for in this
Section 4(d) is unavailable to or insufficient to hold harmless an indemnified party under Section 4(d)(1) or 4(d)(2) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and Alonim as well as any other Selling Stockholders under such Registration Statement on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement or omission, whether the untrue statement or omission relates to information supplied by the Company on the one hand or Alonim or other Selling Stockholder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and Alonim agree that it would not be just and equitable if contribution
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
pursuant to this Section 4(d)(4) were determined by pro rata allocation (even if Alonim and other Selling Stockholders were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 4(d)(4). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this Section 4(d)(4) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this
Section 4(d)(4), Alonim and the other Selling Stockholders shall not be required to contribute any amount in excess of the amount by which the amount received by Alonim and other Selling Stockholders from the sale of the Registrable Shares to which such loss relates exceeds the amount of any damages which Alonim or such other Selling Stockholder has otherwise been required to pay by reason of such untrue statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
(vi) Each of Alonim and each of the Signatory
Affiliates hereby acknowledges that it is a sophisticated business person who was represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 4(d), and is fully informed regarding said provisions. Each of Alonim and each of its Affiliates further acknowledges that the provisions of this Section 4(d) fairly allocate the risks in light of the ability of Alonim and its Affiliates to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement as required by the Securities Act and the Exchange Act.
(e) Termination of Conditions and Obligations. The
conditions precedent imposed by this Section 4 upon the transferability of the Registrable Shares shall cease and terminate as to any particular number of the Registrable Shares when such Registrable Shares shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such Registrable Shares or at such time as an opinion of counsel satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.
(f) Information Available. So long as the Registration
Statement is effective covering the resale of Registrable Shares owned by Alonim, the Company will furnish to or otherwise make available to Alonim upon Alonim's request and at Alonim's expense:
(i) a full copy of the Registration Statement;
and
(ii) an adequate number of copies of the
prospectuses to supply to any other party requiring such prospectuses; and upon the reasonable request of Alonim, the Company will meet with Alonim or a representative thereof at the Company's headquarters to discuss all information relevant for disclosure in the Registration Statement covering the Registrable Shares and will otherwise cooperate with Alonim and its Affiliates for the purpose of reducing or eliminating such Alonim's exposure to liability under the Securities Act, including the reasonable production of information at the Company's headquarters; provided, that the Company shall not be required to disclose any confidential information to or meet at its headquarters with Alonim until and unless Alonim shall have entered into a confidentiality
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
agreement in form and substance reasonably satisfactory to the Company with the Company with respect thereto.
(g) Effect on Prior Registration Rights. The registration
rights granted by the Company in Section 5 of that certain Securities Purchase Agreement dated as of September 27, 2002 by and between the Company and S&F Financial is hereby superseded in its entirety and shall be of no further effect.
(h) "Market Stand-Off" Agreement. In connection with any
underwritten offering of securities by the Company in which Alonim or its Affiliates participates, if requested by the managing underwriter of such offering, Alonim and its Affiliates shall agree to enter into a market stand-off agreement in customary form with such underwriter pursuant to which such holder will agree not to transfer or offer to transfer any Company securities (other than those included in the registration) during a period not to exceed ninety
(90) days following the effective date of the Registration Statement with respect to such underwritten offering.
5. Additional Agreements of the Parties.
(a) Alonim and the Company shall, as soon as practicable
after the date hereof, amend the Amendment to provide that its current term be automatically extended by one year for each Reference Year (as such term is defined in the Note) which Alonim attains the applicable Target (as such term is defined in the Note), provided that neither Alonim nor any of its Affiliates shall, during the term of this Agreement and without the prior affirmative vote of a majority of the members of the Board of Directors of the Company, directly or indirectly, dispose, by sale or otherwise, of shares of Company Voting Stock or Derivative Securities such that the effect of such disposition would be to decrease by more than 50%, Alonim and its Affiliates' Peak Beneficial Ownership of such Company Voting Stock on a Fully Diluted Basis.
(b) During the term of this Agreement, the Company shall
not take any action in such a manner that would cause Alonim and its Affiliates' aggregate Beneficial Ownership of Company Voting Stock on a Fully Diluted Basis to exceed the Standstill Percentage.
6. Miscellaneous.
(a) Enforcement. The parties acknowledge and agree that
irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically its provisions in any court having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or in equity.
(b) Aggregation. Any shares of Company Voting Stock
transferred to or held by any Affiliates of Alonim will be aggregated together with shares held by Alonim for all purposes of this Agreement. All references made to Alonim in this Agreement shall be deemed to also constitute the agreement of the Affiliates of Alonim.
(c) Entire Agreement; Waivers. This Agreement, the
Securities Purchase Agreement and the other agreements specifically contemplated by the Securities Purchase Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements,
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
understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof or shall constitute a further or continuing waiver of that provision.
(d) Amendment or Modification. The parties hereto may not
amend or modify this Agreement except in such manner as may be agreed upon by a written instrument executed by such parties.
(e) Successors and Assigns. All the terms and provisions
of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, and each successor shall be deemed to be a party hereto for all purposes hereof. The terms and provisions of this Agreement shall not be binding upon any transferee (other than an Affiliate of Alonim) that purchases any securities subject to this Agreement without violation of any provision of this Agreement. Neither Alonim nor any of its Affiliates may assign or transfer any of its rights or obligations hereunder without the prior written consent of the Company, and no transfer or assignment by any party shall relieve such party of any of its obligations hereunder.
(f) Severability. If any provision of this Agreement is
held by a court of competent jurisdiction to be unenforceable, the remaining provisions shall remain in full force and effect. It is declared to be the intention of the parties that they would have executed the remaining provisions without including any that may be declared unenforceable.
(g) Headings. Descriptive headings are for convenience
only and will not control or affect the meaning or construction of any provision of this Agreement.
(h) Counterparts. For the convenience of the parties, any
number of counterparts of this Agreement may be executed by the parties, and each such executed counterpart will be an original instrument.
(i) Notices. All notices, requests, claims, demands or
other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by fax or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If to the Company:
Sipex Corporation
233 South Hillview Drive
Milpitas, CA 95035
Telephone: (408) 935-7608
Facsimile: (408) 935-7678
Attention: Phil Kagel, CFO
with a copy to:
Wilson Sonsini Goodrich & Rosati
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
650 Page Mill Road
Palo Alto, CA 94304
Telephone: (650) 493-9300
Facsimile: (650) 493-6811
Attention: Robert G. Day
If to Alonim and its Affiliates:
c/o Future Electronics Inc.
237 Hymus Boulevard
Montreal (Pointe Claire)
Quebec, Canada
H9R 5C7
Telephone: (514) 694-7710 Ext. 2266
Facsimile: (514) 695-6245
Attention: Pierre Guilbault
Executive Vice-President and Chief Financial
Officer
with a copy to:
Guy Lavergne, Esq.
Associate General Counsel
Tel.: (514) 694-7710, Ext. 2986
Facsimile: (514) 694-7515
(j) Governing Law. This Agreement shall be governed by
and construed in accordance with the law of the State of California, without giving effect to any choice or conflict of law provision or rule that would cause the application of the law of any other jurisdiction.
(k) Termination. This Agreement will commence on the date
first referred to above and shall terminate at the earliest to occur of (i) the Note being paid in full or otherwise cancelled or extinguished, (ii) a Change of Control of the Company or (iii) the written approval of the parties hereto, provided, that (x) the registration rights granted in Section 4 shall terminate upon the date on which Registrable Securities held by Alonim (together with its Affiliates) may be sold pursuant to Rule 144(k), and (y) the indemnification provisions in Section 4 shall survive the completion of any offering of Registrable Securities and any termination of this Agreement.
[Signatures on Following Page]
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
IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their proper and duly authorized officers, as of the date first above written.
SIPEX CORPORATION
By: _________________________________
Walid Maghribi
President and Chief Executive
Officer
FUTURE ELECTRONICS INC.
By: _________________________________
Guy Lavergne
Attorney in Fact
S&F FINANCIAL HOLDINGS INC.
By: _________________________________
Guy Lavergne
Attorney in Fact
ALONIM INVESTMENTS INC.
By: _________________________________
Guy Lavergne
Attorney in Fact
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
Exhibit A
FORM OF SELLING STOCKHOLDER QUESTIONNAIRE
Sipex Corporation
233 South Hillview Drive
Milpitas, CA 95035
Ladies and Gentlemen:
We understand that _____________ is named as a selling shareholder in the prospectus that forms a part of the registration statement on Form S-3 (Registration No. 333-___) that Sipex Corporation has filed with the Securities and Exchange Commission to register under the Securities Act of 1933 the offer and sale of the shares of Sipex Corporation common stock issued pursuant to the conversion of the Note (as defined in that certain Securities Purchase Agreement dated as of May ___, 2003, by and between Sipex Corporation and Alonim Investments Inc.). We understand further that Sipex Corporation will use the information that we provide in this Questionnaire to ensure the accuracy of the registration statement and the prospectus.
PLEASE ANSWER EVERY QUESTION.
IF THE ANSWER TO ANY QUESTION IS "NONE" OR "NOT APPLICABLE," PLEASE SO STATE.
1. NAME. Type or print your name exactly as it should appear in the
Registration Statement.
_________________________________________________________________
2. CONTACT INFORMATION. Provide the address, telephone number and fax number where you can be reached during business hours.
Address: ______________________________________________________________
______________________________________________________________
Phone: ______________________________________________________________
Fax: ______________________________________________________________
3. RELATIONSHIP WITH SIPEX CORPORATION. Describe the nature of any position, office or other material relationship you have had with Sipex Corporation during the past three years.
_______________________________________________________________________
_______________________________________________________________________
4. OWNERSHIP OF SIPEX CORPORATION SECURITIES. This question covers your beneficial ownership of Sipex Corporation securities. Please consult the Appendix to this Questionnaire for information as to the meaning of "beneficial ownership."
17
(a) State the number of shares of Sipex Corporation common stock that you beneficially owned as of ___________, 2003:
No. of Shares of Stock _______________________________________
(b) State the total number of shares of Sipex Corporation common stock that you have the right to acquire upon the exercise of options (including employee stock options) or warrants that
are currently exercisable or will become exercisable before
[DATE IN SUBSECTION (a) + 60 DAYS].
No. of Shares of Stock _______________________________________
Type of Right ________________________________________________
(c) If you have the right to purchase any additional shares of stock, whether under an option, warrant, debenture, or
otherwise, please indicate the number of shares you have a
right to purchase and any contingencies relating to such
shares.
No. of Shares of Stock _______________________________________
Title of Security ____________________________________________
Contingencies ________________________________________________
(d) If, as a result of applying the rules regarding beneficial ownership summarized in the Appendix to this Questionnaire,
you have included in the amount stated in answer to Item 4(a)
above shares (and/or shares represented by options or
warrants) which are not owned of record by you, please give
details as to the nature of your "beneficial ownership" of
such shares and state the amount of shares so owned.
No. of Shares of Stock _______________________________________
Title of Security ____________________________________________
Nature of Beneficial Ownership _______________________________
(e) If, as a result of applying the rules regarding beneficial ownership summarized in the Appendix to this Questionnaire,
you have excluded from the amount stated in the answer to Item
4(a) above shares (and/or shares represented by options or
warrants) which are owned of record by you, please state the amount so excluded and explain why you are not the "beneficial owner" of such shares.
No. of Shares of Stock _______________________________________
Title of Security ____________________________________________
Explanation of Nonbeneficial Ownership _______________________
______________________________________________________________
18
5. RELIANCE ON RESPONSES. I acknowledge and agree that Sipex Corporation and its counsel, Wilson Sonsini Goodrich & Rosati, shall be entitled to rely on my responses in this Questionnaire in all matters pertaining to the registration statement and the sale of any shares of common stock of Sipex Corporation pursuant to the registration statement.
Please acknowledge that your answers to the foregoing questions are true and correct to the best of your information and belief by signing and dating this Questionnaire where indicated below.
If at any time you discover that your answer to any question was inaccurate, or if any event occurring after your completion hereof would require a change in your answer to any questions, please immediately contact ____________________ of Wilson Sonsini Goodrich & Rosati, counsel to Sipex Corporation, at (650) ____________ or [Company Contact], [Title] for Sipex Corporation, at (___)__________.
Date: ______________________________ _____________________________________
(Print name of selling stockholder)
By: _________________________________
(Signature)
Name: _______________________________
(Print name)
Title: ______________________________
19

APPENDIX
DETERMINING "BENEFICIAL OWNERSHIP"
(a) A "Beneficial Owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares:
(1) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(2) Investment power which includes the power to dispose, or direct the disposition of, such security.
Please note that either voting power or investment power, or both, is sufficient for you to be considered the beneficial owner of shares.
(b) Any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership as part of a plan or scheme to evade the reporting requirements of the federal securities acts shall be deemed to be the beneficial owner of such security.
(c) Notwithstanding the provisions of paragraph (a), a person is deemed to be the "beneficial owner" of a security, if that person has the right to acquire beneficial ownership of such security within 60 days, including but not limited to any right to acquire: (A) through the exercise of any option, warrant or right; (B) through the conversion of a security;
(C) pursuant to the power to revoke a trust, discretionary account or similar arrangement; or (D) pursuant to the automatic termination of a trust, discretionary account or similar arrangement; provided, however, any person who acquires a security or power specified in paragraphs (A), (B) or (C) above, with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise or conversion of such security or power.



                                     EXHIBIT D
                                     ---------

VOTING AGREEMENT
THIS VOTING AGREEMENT (the "Agreement") is dated as of May __, 2003, between Alonim Investments Inc., a corporation incorporated under the laws of Canada ("Alonim"), and Sipex Corporation, a Massachusetts corporation (the "Company"). Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms in the Securities Purchase Agreement (as defined below).
WHEREAS, contemporaneously with the execution of this Agreement, Alonim and the Company are entering into a Securities Purchase Agreement and Registration and Standstill Agreement, each dated May 27, 2003 (respectively, the "Securities Purchase Agreement" and "Registration and Standstill Agreement"), providing for the issuance and sale by the Company, and purchase by Alonim, of a 1.5% Convertible Secured Note Due June 30, 2007 in an aggregate amount equal to $10,560,000 (the "2003 Note") convertible into shares of the Company's Common Stock, and setting forth certain representations, warranties, covenants and agreements of the parties thereto in connection therewith; and WHEREAS, in order to induce the Company to enter into the Securities
Purchase Agreement and the Registration and Standstill Agreement, Alonim is entering into this Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:
1. Irrevocable Proxy.
Concurrently with the execution of this Agreement, Alonim agrees to deliver to the Company a proxy in the form attached hereto as Exhibit A with respect to any and all Conversion Shares (the "Proxy"), which shall remain in effect until the first anniversary of the last exercise by Alonim of the Conversion Rights (as defined in the 2003 Note).
2. Representations of Alonim.
Alonim has full power and authority to enter into, execute and deliver this Agreement and to perform Alonim's obligations hereunder. Alonim further represents and warrants to the Company that the execution and delivery of this Agreement does not and the performance of this Agreement by Alonim will not: (a) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Alonim or by which it or any of its assets is or may be bound or affected; (b) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other individual or entity (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result in (with or without notice or lapse of time) the creation of any encumbrance or restriction on any of the Conversion Shares pursuant to, any contract to which Alonim is a party or by which Alonim or any of Alonim's "affiliates" or "associates" (as those terms are defined in Rule 405 promulgated under the 1933 Act) or assets is or may be bound or affected; or (c) require any consent or approval of any other person.
3. Transfer and Encumbrance.
Alonim agrees that, while this Agreement is in effect, Alonim shall not transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber (or enter into an agreement to do any of the foregoing) any of the Conversion Shares, other than as permitted in accordance with the Securities Purchase Agreement and Registration and Standstill Agreement, or as agreed to in writing by the Company.
4. Changes in Capitalization of the Company.
In the event of a stock dividend or distribution, or any change in
Company Common Stock by reason of any stock dividend or distribution, or any change in Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Conversion Shares" shall be deemed to refer to and include the Conversion Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Conversion Shares may be changed or exchanged or which are received in such transaction.
5. Legending of Conversion Shares; Other Actions.
If so requested by the Company, Alonim agrees that the Conversion
Shares shall bear a legend stating that they are subject to this Agreement. From time to time and without additional consideration, Alonim shall execute and deliver, or cause to be executed and delivered, such proxies, consents and other instruments, and shall take such further actions, as the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.
6. Specific Performance.
The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.
7. Entire Agreement; Amendment; Waiver.
This Agreement, the Securities Purchase Agreement and the Registration
and Standstill Agreement and the documents referenced herein or therein supersede all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and thereof and contain the entire agreement among the parties with respect to the subject matter hereof and thereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other
2
provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
8. Notices.
All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by fax or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If to the Company:
Sipex Corporation
233 South Hillview Drive
Milpitas, CA 95035
Telephone: (408) 935-7608
Facsimile: (408) 935-7678
Attention: Phil Kagel, CFO
with a copy to:
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Telephone: (650) 493-9300
Facsimile: (650) 493-6811
Attention: Robert G. Day
If to Alonim:
Alonim Investments Inc.
1501 McGill College Avenue, 26th Floor
Montreal, Quebec, Canada
H3A 3N9
Facsimile: (594) 694-7515
Attention: Guy Lavergne, Esq.
with a copy to:
Future Electronics Inc.
237 Hymus Boulevard
Point Claire, Quebec, Canada
H3A 3N9
Facsimile: (594) 694-7515
Attention: Guy Lavergne, Esq.
3
9. Miscellaneous.
(a) Governing Law. This Agreement shall be governed by
and construed in accordance with the laws of the State of California, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.
(b) Severability. In the event that any provision of the
Agreement is held to be illegal, invalid or unenforceable in a final, unappealable order or judgment (each such provision, an "invalid provision"), then such invalid provision shall be severed from this Agreement and shall be inoperative and the parties promptly shall negotiate in good faith a lawful, valid and enforceable provision that is as similar to the invalid provision as may be possible and that preserves the original intentions and economic positions of the parties as set forth herein to the maximum extent feasible, while the remaining provisions of this Agreement shall remain binding on the parties hereto. Without limiting the generality of the foregoing sentence, in the event a change in any applicable law, rule or regulation makes it unlawful for a party to comply with any of its obligations hereunder, the parties shall negotiate in good faith a modification to such obligation to the extent necessary to comply with such law, rule or regulation that is as similar in terms to the original obligation as may be possible while preserving the original intentions and economic positions of the parties as set forth herein to the maximum extent feasible.
(c) Counterpart. This Agreement may be executed in one or
more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.
(d) Termination. This Agreement shall terminate upon the
earlier of (i) such time as all Conversion Rights (as defined in the 2003 Note) are no longer capable of vesting pursuant to the 2003 Note; (ii) the repayment in full of the principal amount of the 2003 Note by the Company, (iii) the expiration of the Proxy pursuant to Section 1hereof; or (iv) upon the mutual consent of the Company and Alonim.
(e) Headings; Recitals. All Section headings and the
recitals herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.
(f) Third Party Beneficiaries. Nothing in this Agreement,
express or implied, is intended to confer upon any third party any rights or remedies of any nature whatsoever under or by reason of this Agreement. [Signatures on Following Page]
IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed as of the date first written above.
SIPEX CORPORATION
By: _______________________________
Name:
Title:
ALONIM INVESTMENTS INC.
By: _______________________________
Name:
Title:
5
EXHIBIT A
IRREVOCABLE PROXY
The undersigned stockholder of Sipex Corporation, a Massachusetts corporation (the "COMPANY"), hereby irrevocably appoints the directors on the Board of Directors of the Company, as the sole and exclusive attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the voting of the Conversion Shares (as defined in the Voting Agreement of even date between the Company and the stockholder (the "VOTING AGREEMENT") until such time as the Voting Agreement shall be terminated in accordance with its terms. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Conversion Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof which would in any manner be inconsistent with the understandings and obligations under the Voting Agreement are hereby revoked and no subsequent proxies will be given during the life of this proxy which would in any manner be inconsistent with the Voting Agreement and this proxy.
This proxy is irrevocable, is granted pursuant to the Voting Agreement and is granted in consideration of Company entering into the Securities Purchase Agreement and the Registration and Standstill Agreement (each as defined in the Voting Agreement). The attorneys-in-fact and proxies named above will be empowered at any time prior to the termination of the Voting Agreement to exercise all voting rights (including, without limitation, the power to execute and deliver written consents with respect to the Conversion Shares) of the undersigned at every annual, special or adjourned or postponed meeting of the Company's stockholders, and in every written consent of stockholders in lieu of such a meeting, or otherwise. Such voting rights shall be exercised by the directors on the Board of Directors in the following manner: (i) by voting the Conversion Shares with the majority of votes of the holders of Common Stock of the Company, or the holders of Preferred and Common Stock of the Company, in all cases including votes of the undersigned and the undersigned's "affiliates" and "associates" (as those terms are defined in Rule 405 promulgated under the 1933
Act) or (ii) by abstaining from voting the Conversion Shares, if so instructed by Alonim at or prior to the meeting or in connection with a written consent of stockholders in lieu of such a meeting, or otherwise.
This proxy shall automatically terminate upon the termination of the
Voting Agreement.
Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.
Dated: May __, 2003
STOCKHOLDER:
Alonim Investments Inc.
By: _____________________________
Name: ___________________________
Title: __________________________



                                     EXHIBIT E
                                     ---------

SECURITY AGREEMENT
THIS SECURITY AGREEMENT ("Agreement") is made as of the 27th day of May
2003, by and between SIPEX CORPORATION, a Massachusetts corporation ("Borrower"), and ALONIM INVESTMENTS INC., a Canadian corporation ("Lender"). Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Purchase Agreement (as defined below).
RECITALS:
WHEREAS, Lender is purchasing a Convertible Secured Note due June 30,
2007 (the "Note") in an aggregate principal amount of $10,560,000 issued and sold by Borrower to Lender pursuant to that certain Securities Purchase Agreement of even date herewith by and between Borrower and Lender, as it may be amended, modified or extended from time to time (the "Purchase Agreement"); and WHEREAS, in connection with the purchase of the Note, Lender desires to obtain from Borrower and Borrower desires to grant to Lender a security interest in certain collateral more particularly described below.
AGREEMENT:
NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. (a) Grant of Security Interest. Borrower hereby grants a security interest to Lender in all of its right, title and interest, whether now existing or hereafter acquired, in all of its accounts (including without limitation health-care receivables), chattel paper (whether tangible or electronic), deposit accounts, documents, general intangibles (including without limitation payment intangibles, and software licenses; but not Intellectual Property), goods (including without limitation inventory, equipment, fixtures and accessions, and including Borrower's specialized systems (including its "clean room" facilities), instruments (including without limitation promissory notes), investment property, letter-of-credit rights, letters of credit, money, and oil, gas, or other minerals before extraction and all proceeds and products of the foregoing, in each case as such terms are defined under the Uniform Commercial Code as in effect in the State of Massachusetts from time to time (the "Uniform Commercial Code"). All of the foregoing property of the Borrower shall be referred to as the "Collateral." To the extent that some of the Collateral is located in jurisdictions outside of the United States of America, the Borrower does hereby grant to the Lender a "pledge without dispossession", "commercial pledge", "hypothec", "nantissement", and/or other form of security interest in and to the Collateral, as may be permitted by applicable law in such other jurisdictions. The provisions of Section 4(a) shall apply to the creation /perfection/registration of such security interests in such other jurisdictions.
(b) Certain Definitions.
(i) "Intellectual Property" means, collectively, the Copyrights, the Patents, the Trade Secrets, the Trademarks and any and all agreements providing for the granting of any right in or to any of the foregoing.
(ii) "Copyrights" means all United States, state and foreign copyrights, all mask works fixed in semi-conductor chip products (as defined under 17 U.S.C. 901 of the U.S.
Copyright Act), whether registered or unregistered, now or hereafter in force throughout the world, all registrations and applications therefor , all rights corresponding thereto throughout the world, all extensions and renewals of any thereof, the right to sue for past, present and future infringements of any of the foregoing, and all proceeds of the foregoing, including, without limitation, licenses, royalties, income, payments, claims, damages, and proceeds of suit.
(iii) "Patents" means all United States, state and foreign patents and applications for letters patent throughout the world, all reissues, divisions, continuations, continuations-in-part, extensions, renewals, and reexaminations of any of the foregoing, all rights corresponding thereto throughout the world, and all proceeds of the foregoing including, without limitation, licenses, royalties, income, payments, claims, damages, and proceeds of suit and the right to sue for past, present and future infringements of any of the foregoing.
(iv) "Trade Secrets" means all trade secrets and all other confidential or proprietary information and know-how now or hereafter owned or used in, or contemplated at any time for use in, the business of Borrower (all of the foregoing being collectively called a "Trade Secret"), whether or not such Trade Secret has been reduced to a writing or other tangible form, including all documents and things embodying, incorporating, or referring in any way to such Trade Secret, the right to sue for past, present and future infringement of any Trade Secret, and all proceeds of the foregoing, including, without limitation, licenses, royalties, income, payments, claims, damages, and proceeds of suit.
(v) "Trademarks" means all United States, state and foreign trademarks, trade names, corporate names, company names, business names, fictitious business names, internet domain names, trade styles, service marks, certification marks, collective marks, logos, other source or business identifiers, designs and general intangibles of a like nature, all registrations and applications for any of the foregoing, all extensions or renewals of any of the foregoing, all of the goodwill of the business connected with the use of and symbolized by the foregoing, the right to sue for past, present and future infringement or dilution of any of the foregoing or for any injury to goodwill, and all proceeds of the foregoing, including, without limitation, licenses, royalties, income, payments, claims, damages, and proceeds of suit.
2. Secured Indebtedness. The security interest granted hereby shall secure the prompt payment of all obligations of every nature of Borrower from time to time owed to Lender under the Note, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to Borrower, would have accrued on any obligations, whether or not a claim is allowed against Borrower for such interest in the related bankruptcy proceeding) (collectively, the "Obligations") and the prompt performance of each of the covenants and duties under the Transaction Documents (as defined in the Purchase Agreement).
3. Representations and Warranties of Borrower. Borrower represents, warrants and agrees as follows:
(a) Borrower is a corporation organized under the laws of the State of Massachusetts. Borrower's mailing address is 233 South
Hillview Drive, Milpitas, California 95035.
(b) "Sipex Corporation" is the correct legal name of Borrower indicated on the public record of Borrower's jurisdiction of organization which shows Borrower to be organized. Schedule 3(b) correctly sets forth all names and trade names that the Borrower has used in the last five (5) years.
(c) Schedule 3(b) also correctly sets forth the chief executive offices of Borrower over the last five (5) years, the location of all tangible Collateral and the place where records with respect to intangible Collateral are maintained and all other locations in which tangible assets of the Borrower (including, without limitation, inventory, equipment, books and records) have been maintained over the past five (5) years.
(d) This Agreement creates a valid and perfected first priority security interest in the Collateral (except with respect to Permitted Encumbrances), securing the payment of the Obligations, and all other filings and other actions necessary or desirable to perfect and protect such security interest have been duly taken. Except as set forth on Schedule 3(d) hereto (the "Permitted Encumbrances"), Borrower is the owner of the Collateral free and clear of any liens and security interests. Borrower will defend and protect the Collateral against the claims and demands of all persons other than the holders of the Permitted Encumbrances.
(e) Schedule 3(e) sets forth the name of each bank at which Borrower maintains deposit accounts, the state of incorporation of each such bank, and the account numbers for each deposit account.
Schedule 3(e) sets forth all letters of credit under which Borrower is named as beneficiary, including the name of the issuing bank and the letter-of-credit number. The Lender has a duly perfected first priority security interest in all deposit accounts and letter-of-credit rights of Borrower.
(f) Schedule 3(f) sets forth all third parties
("Bailees") with possession of any inventory and equipment of Borrower, including the name and address of such Bailee, a description of the inventory and equipment in such Bailee's possession, and the location of such inventory and equipment. Each Bailee has acknowledged that it holds possession of the inventory and equipment of Borrower for Lender's benefit, and Lender has a first priority perfected security interest in such inventory and equipment.
(g) Borrower will pay all costs of filing of financing, continuation and termination statements with respect to the security interests created hereby, and Lender is authorized to do all things that it deems necessary to perfect and continue perfection of the security interests created hereby and to protect the Collateral.
(h) Not Applicable.
(i) Borrower has exclusive possession and control of the tangible Collateral.
(j) No authorization, approval or action by, and no notice to or filing with, any governmental authority or regulator body is required either (i) for the grant by Borrower of the security interest granted hereby or for the execution, delivery or performance of this Agreement by Borrower or (ii) for perfection of or the exercise by Lender of its rights and remedies hereunder other than the filing of financing statements in the office of the Secretary of State of the State of Massachusetts.
4. Further Assurances; Covenants. Borrower covenants and agrees with Lender as follows:
(a) Borrower agrees that from time to time, at the expense of Borrower, that it shall promptly authenticate, execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that Lender may reasonably request, in order to create and/or maintain the validity, perfection or priority of and protect any security interest granted or purported to be granted hereby or to enable Lender to exercise and enforce its rights and remedies hereunder with respect to any Collateral. Without limiting the generality of the foregoing, Borrower shall: (i) file such financing or continuation statements, or amendments thereto, and execute and deliver such other agreements, instruments, endorsements, powers of attorney or notices, as may be necessary or desirable, or as Lender may reasonably request, in order to perfect and preserve the security interests granted or purported to be granted hereby; (ii) at any reasonable time, upon request by Lender, annex the Collateral to and allow inspection of the Collateral by Lender, or persons designated by Lender; and (iv) at Lender's request, appear in and defend any action or proceeding that may affect
Borrower's title to or Lender's security interest in all or any part of the Collateral.
(b) Borrower hereby authorizes the filing of any financing statements or continuation statements, and amendments to financing statements, or any similar document in any jurisdictions and with any filing offices as Lender may determine, in its sole discretion, are necessary or advisable to perfect the security interest granted to Lender herein. Such financing statements may describe the Collateral in the same manner as described herein or may contain an indication or description of collateral that describes such property in any other manner as Lender may determine, in its sole discretion, is necessary, advisable or prudent to ensure the perfection of the security interest in the Collateral granted to Lender herein, including, without limitation, describing such property as "all assets" or "all personal property, whether now owned or hereafter acquired."
Borrower shall furnish to Lender from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as Lender may reasonably request, all in reasonable detail.
(c) Not Applicable.
(d) Borrower shall, at any time and from time to time, whether or not the Official Text of Revised Article 9, 2000 Revision, of the Uniform Commercial Code promulgated by the American Law
Institute and the National Conference of Commissioners on Uniform State
Laws or a version thereof ("Uniform Revised Article 9") has been adopted in any particular jurisdiction, take such steps as Lender may reasonably request for Lender (i) to obtain an acknowledgment, in form and substance reasonably satisfactory to Lender, of any bailee having possession of any of the Collateral, stating that the bailee holds possession of such Collateral on behalf of Lender, (ii) to obtain
"control" of any investment property, deposit accounts, letter-of-credit rights, or electronic chattel paper (as such terms are defined by Revised Article 9 with corresponding provisions thereof defining what constitutes "control" for such items of Collateral), with any agreements establishing control to be in form and substance reasonably satisfactory to Lender, and (iii) otherwise to insure the continued perfection and priority of Lender's security interest in any of the Collateral and of the preservation of its rights therein, whether in anticipation of or following the effectiveness of Revised
Article 9 in any jurisdiction. Borrower shall not, at any time, acquire a "commercial tort claim" (as such term is defined in Revised Article
9) with a claim for damages in excess of $250,000, without the prior written consent of the Lender, and Borrower shall promptly notify
Lender of its intent to acquire such claim in writing, providing a reasonable description and summary thereof, and shall execute, upon request from the Lender, a supplement to this Security Agreement in form and substance reasonably satisfactory to Lender granting a security interest in such commercial tort claim to Lender.
(e) Not Applicable.
(f) Except in connection with the contemplated change of state of incorporation from Massachusetts to Delaware, Borrower shall not change its name, identity or corporate structure or the jurisdiction where it is incorporated unless it shall have given Lender at least thirty (30) days' prior written notice thereof and executed or authorized, at the request of Lender, such additional financing statements to be filed in such jurisdictions as Lender may deem necessary or desirable in its sole discretion, and any amendments to this Agreement as may be necessary to reflect such change in form and substance reasonably acceptable to Lender. Borrower hereby authorizes any additional financing statements that may be filed with the State of Delaware.
(g) Borrower will not permit any of the Collateral to be removed from the location specified herein, except for temporary periods in the normal and customary use thereof, without the prior written consent of Lender.
(h) Borrower shall notify Lender in writing of any change in the location of Borrower's principal place of business or the location of any tangible Collateral or the place(s) where the records concerning all intangible Collateral are kept or maintained within ten
(10) days of any such change.
(i) Borrower will keep the Collateral in good condition and repair, will otherwise maintain and keep the Collateral and will pay and discharge all taxes, levies and other impositions levied thereon as well as the cost of repairs to or maintenance of same, and will not permit anything to be done that may impair the value of any of the Collateral. If Borrower fails to pay such sums, Lender may do so for Borrower's account and add the amount thereof to the Obligations.
(i) Until the occurrence of an Event of Default, Borrower shall be entitled to possession of the Collateral and to use the same in any lawful manner, provided that such use does not cause excessive wear and tear to the Collateral, cause it to decline in value at an excessive rate, or violate the terms of any policy of insurance thereon.
(j) Borrower will not sell, exchange, lease or otherwise dispose of any of the Collateral or any interest therein without the prior written consent of Lender. Notwithstanding the foregoing, so long as an Event of Default has not occurred, Borrower shall have the right to process and sell Borrower's inventory, equipment and fixtures in the regular course of business. Lender's security interest hereunder shall attach to all proceeds of all sales or other dispositions of the Collateral. If at any time any such proceeds shall be represented by any instruments, chattel paper or documents of title, then, upon request, such instruments, chattel paper or documents of title shall be promptly delivered to Lender and subject to the security interest granted hereby. If at any time any of Borrower's inventory is represented by any document of title, such document of title will be delivered promptly to Lender and subject to the security interest granted hereby.
(k) Not Applicable.
(l) Borrower will at all times keep the Collateral insured against all insurable hazards in amounts equal to the full cash value of the Collateral. Such insurance shall be in such companies as may be acceptable to Lender, with provisions satisfactory to Lender for payment of all losses thereunder to Lender as its interests may appear.
If required by Lender, Borrower shall deposit the policies with Lender.
Any money received by Lender under said policies may be applied to the payment of the Obligations, whether or not due and payable, or at Lender's option may be delivered by Lender to Borrower for the purpose of repairing or restoring the Collateral. Borrower assigns to Lender all right to receive proceeds of insurance not exceeding the amounts secured hereby, directs any insurer to pay all proceeds directly to Lender, and appoints Lender Borrower's attorney-in-fact to endorse any draft or check made payable to Borrower in order to collect the benefits of such insurance. If Borrower fails to keep the Collateral insured as required by Lender, Lender shall have the right to obtain such insurance at Borrower's expense and add the cost thereof to the Obligations.
(m) Borrower will not permit any liens or security interests other than those created by this Agreement and the Permitted Encumbrances or those created in conjunction with purchase money financing to attach to any of the Collateral, nor permit any of the Collateral to be levied upon under any legal process, nor permit anything to be done that may impair the security intended to be afforded by this Agreement, nor permit any tangible Collateral to become attached to or commingled with other goods without the prior written consent of Lender.
(n) Borrower shall keep full and accurate records relating to the Collateral, and stamp or otherwise mark such books and records in such manner as the Borrower may request in order to reflect the security interest granted hereby. Borrower shall, promptly upon written request, provide to Lender all information and evidence it may request concerning the Collateral in order to enforce the provisions of this Agreement.
5. Remedies Upon Default. Upon an Event of Default under and as defined in the Note, Lender may pursue any or all of the following remedies, without any notice to Borrower except as required below:
(a) Lender may give written notice of default to Borrower, following which Borrower shall not dispose of, conceal, transfer, sell or encumber any of the Collateral (including, but not limited to, cash proceeds) without Lender's prior written consent, even if such disposition is otherwise permitted hereunder in the ordinary course of business. Any such disposition, concealment, transfer or sale after the giving of such notice shall constitute a wrongful conversion of the Collateral. Lender may obtain a temporary restraining order or other equitable relief to enforce Borrower's obligation to refrain from so impairing Lender's Collateral.
(b) Lender may give written notice of default to Borrower, following which Lender may take possession of any or all of the Collateral. Borrower hereby consents to Lender's entry into any of Borrower's premises to repossess Collateral, and specifically consents to Lender's forcible entry thereto as long as Lender causes no significant damage to the premises in the process of entry (frilling of locks, cutting of chains and the like do not in themselves cause
"significant" damage for the purposes hereof) and provided that Lender accomplishes such entry without a breach of the peace.
(c) Lender may dispose of the Collateral at private or public sale in accordance with the Uniform Commercial Code. Any required notice of sale shall be deemed commercially reasonable if given at least five (5) days prior to sale. Lender may adjourn any public or private sale to a different time or place without notice or publication of such adjournment, and may adjourn any sale either before or after offers are received. The
Collateral may be sold in such lots as Lender may elect, in its sole discretion. Lender may take such action as it may deem necessary to repair, protect, or maintain the Collateral pending its disposition.
(d) Lender may recover any or all proceeds of accounts from any bank or other custodian who may have possession thereof.
Borrower hereby authorizes and directs all custodians of Borrower's assets to comply with any demand for payment made by Lender pursuant to this Agreement, without the need of confirmation from Borrower and without making any inquiry as to the existence of an Event of Default or any other matter. Lender may engage a collection agent to collect accounts for a reasonable percentage commission or for any other reasonable compensation arrangement.
(e) Lender may notify any or all account debtors that subsequent payments must be made directly to Lender or its designated agent. Such notice may be made over Lender's signature or over Borrower's name with no signature or both, in Lender's discretion to the extent consistent with the Uniform Commercial Code. Borrower hereby authorizes and directs all existing or future account debtors to comply with any such notice given by Lender, without the need of confirmation from Borrower and without making any inquiry as to the existence of an Event of Default or as to any other matter.
(f) Lender may, but shall not be obligated to, take such measures as Lender may deem necessary in order to collect any or all of the accounts. Without limiting the foregoing, Lender may institute any administrative or judicial action that it may deem necessary in the course of collecting and enforcing any or all of the accounts. Any administrative or judicial action or other action taken by Lender in the course of collecting the accounts may be taken by Lender in its own name or in Borrower's name. Lender may reasonably compromise any disputed claims and may otherwise enter into reasonable settlements with account debtors or obligors under the accounts, which compromises or settlements shall be binding upon Borrower. Lender shall have no duty to pursue collection of any account, and may abandon efforts to collect any account after such efforts are initiated.
(g) Lender may, with respect to any account involving uncompleted performance by Borrower, and with respect to any general intangible or other Collateral whose value may be preserved by additional performance on Borrower's part, take such action as Lender may deem appropriate including, but not limited to, performing or causing the performance of any obligation of Borrower thereunder, the making of payments to prevent defaults thereunder, and the granting of adequate assurances to other parties thereto with respect to future performance. Lender's action with respect to any such accounts or general intangibles shall not render Lender liable for further performance thereunder unless Lender so agrees in writing.
(h) Lender may exercise its lien upon and right of setoff against any monies, items, credits, deposits or instruments that Lender may have in its possession and that belong to Borrower or to any other person or entity liable for the payment of any or all of the Obligations.
(i) Lender may exercise any right that it may have under any other document evidencing or securing the Obligations or otherwise available to Lender at law or equity, including, without limitation, under the Uniform Commercial Code.
6. Audits and Examinations. Lender shall have the right, at any time, by its own auditors, accountants or other agents, to examine or audit any of the books and records of Borrower, or the Collateral, all of which will be made available upon request, provided, however, that no such examination or audit shall unreasonably interfere with the operation of Borrower's business. Such accountants or other representatives of Lender will be permitted to make any verification of the existence of the Collateral or accuracy of the records that Lender deems necessary or proper. Any reasonable expenses incurred by Lender in making such examination, inspection, verification or audit shall be paid by Borrower promptly on demand and shall constitute part of the Obligations.
7. Termination Statement. Upon receipt of proper written demand following the payment in full of the Obligations, Lender shall forthwith send a termination statement with respect to any financing statement filed to perfect Lender's security interests in any of the Collateral to Borrower or cause such termination statement to be filed with the appropriate filing officer(s).
8. Power of Attorney. Borrower hereby constitutes Lender or its designee, as Borrower's attorney-in-fact with power, upon the occurrence and during the continuance of an Event of Default, to endorse Borrower's name upon any notes, acceptances, checks, drafts, money orders, or other evidences of payment or Collateral that may come into either its or Lender's possession; to sign the name of Borrower on any invoice or bill of lading relating to any of the accounts receivable, drafts against customers, assignments and verifications of accounts receivable and notices to customers; to send verifications of accounts receivable; to notify the Post Office authorities to change the address for delivery of mail addressed to Borrower to such address as Lender may designate; to execute any document Lender deems necessary or reasonable in order to perfect and/or maintain the security interests and liens granted herein by Borrower to Lender; to do all other acts and things necessary to carry out the purposes of and remedies provided under this Agreement. All acts of said attorney or designee are hereby ratified and approved, and said attorney or designee shall not be liable for any acts of commission or omission (other than acts of gross negligence or willful misconduct), nor for any error of judgment or mistake of fact or law. This power being coupled with an interest is irrevocable until all of the Obligations are paid in full and any and all promissory notes executed in connection therewith are terminated and satisfied.
9. No Waiver; Remedies Cumulative. No failure or delay on the part of Lender in the exercise of any power, right or privilege hereunder or under any other Transaction Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. All rights, powers and remedies existing under this Agreement and the other Transaction Documents are cumulative, and not exclusive of, any rights or remedies otherwise available. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.
10. Expenses. Without duplication of the obligations of Borrower set forth in the Purchase Agreement, Borrower agrees to reimburse Lender for all reasonable costs and expenses of Lender (including the reasonable fees and expenses of legal counsel) in connection with (a) any Event of Default and any enforcement or collection proceeding resulting therefrom, including all manner of participation or other involvement with (i) performance by Lender of any obligations of Borrower that Borrower has refused or failed to perform; (ii) bankruptcy, insolvency, receivership, foreclosure, winding up or liquidation proceedings, or any actual or attempted sale, or any exchange, enforcement, collection, compromise or settlement in respect of any of the Collateral, and for taking care of the Collateral and defending or asserting rights and claims of Lender in respect thereof, by litigation or otherwise; (iii) judicial or regulatory proceedings; and (iv) workout, restructuring or other negotiations or proceedings (whether or not the workout, restructuring or transaction contemplated thereby is consummated) and (b) the enforcement of this Section, and all such costs and expenses shall be Obligations entitled to the benefit of the security interest provided hereunder.
11. Indemnity. (a) Borrower agrees: (i) to defend (subject to
Indemnitees' (as defined below) selection of counsel), indemnify, pay and hold harmless each of Lender and each of its affiliates and the officers, directors, trustees, partners, employees, members, representatives and agents of Lender and each of its affiliates (collectively, "Indemnitees"), from and against any and all claims, losses and liabilities in any way relating to, growing out of or resulting from this Agreement and the transactions contemplated hereby (including without limitation enforcement of this Agreement), except to the extent such claims, losses or liabilities result from such Indemnitee's gross negligence or willful misconduct; and (ii) to pay to Lender promptly following written demand the amount of any and all reasonable costs and reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents.
(b) The obligations of Borrower in this Section shall survive the termination of this Agreement and the discharge of Borrower's other obligations under this Agreement, the Purchase Agreement and any other Transaction Documents.
12. Notices. All notices, requests, consents and demands hereunder shall be made in writing and telecopied or delivered to the intended recipient at its address and in the manner set forth in the Purchase Agreement and shall be deemed to have been given at the times specified therein. Each such notice, request, consent and demand shall be addressed: if to Borrower, to its address set forth in the Purchase Agreement; and, if to Lender, to its address set forth in the Purchase Agreement.
13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of Borrower and Lender including all persons who become bound as debtor to this Agreement. Borrower shall not, without the prior written consent of Borrower, assign any right, duty or obligation hereunder.
14. Severability. If any provision of this Agreement is held invalid, such invalidity shall not affect the validity or enforceability of the remaining provisions of this Agreement.
15. Amendments. No amendment or modification hereof shall be effective except in a writing executed by each of the parties hereto.
16. Survival of Representations and Warranties. All representations and warranties contained herein or made by or furnished on behalf of Borrower in connection herewith shall survive the execution and delivery of this Agreement.
17. Counterparts. This Agreement may be executed by facsimile, in any number of counterparts and by different parties to this Agreement in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement.
18. Construction and Interpretation. Should any provision of this Agreement require judicial interpretation, the parties hereto agree that the court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against one party by reason of the rule of construction that a document is to be more strictly construed against the party that itself or through its agent prepared the same, it being agreed that Borrower, Lender and their respective agents have participated in the preparation hereof.
19. Governing Law; Jurisdiction; Waiver of Jury Trial. This
Agreement shall be deemed to be a contract made under the laws of the State of California, and for all purposes shall be, governed by, and considered in accordance with, the law of the State of California. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in Santa Clara County, California, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Borrower and Lender have executed this Agreement, or have caused this Agreement to be executed as of the date first above written.
BORROWER:
SIPEX CORPORATION
a Massachusetts corporation
_____________________________________
By:
Title:
LENDER:
ALONIM INVESTMENTS INC.
a Canadian corporation
_____________________________________
By:
Title:




                                     EXHIBIT F
                                     ---------


Order No.
Escrow No.
Loan No.
WHEN RECORDED MAIL TO:
Guy Lavergne, Esq.
237 Hymus Boulevard
Montreal (Pointe Claire)
Quebec, Canada
H9R 5C7
DEED OF TRUST WITH ASSIGNMENT OF RENTS
(LONG FORM)
(ACCELERATION CLAUSE)
This DEED OF TRUST, made May _____, 2003, between SIPEX CORPORATION, a Massachusetts corporation, herein called TRUSTOR, whose address is 233 South Hillview Drive, Milpitas, CA 95035, Attention: Chief Financial Officer, FIRST AMERICAN TITLE INSURANCE COMPANY, a California corporation, herein called TRUSTEE, and ALONIM INVESTMENTS, INC., a corporation incorporated under the laws of Canada, herein called BENEFICIARY
WITNESSETH: That Trustor grants to Trustee in Trust, with Power of Sale, that property (the "Property") in the City of Milpitas, County of Santa Clara, State of California, described as:
SEE EXHIBIT "A" ATTACHED HERETO AND MADE A PART HEREOF
together with the rents, issues and profits thereof, subject, however, to the right, power and authority hereinafter given to and conferred upon Beneficiary to collect and apply such rents, issues and profits for the Purpose of Securing
(1) payment of the sum of U.S. $10,560,000, with interest thereon according to the terms of that certain Convertible Secured Note (the "Note") of even date herewith made by Trustor, payable to order of Beneficiary, and extensions or renewals thereof, (2) the performance of each agreement of Trustor incorporated by reference or contained herein and (3) payment of additional sums and interest thereon which may hereafter be loaned to Trustor, or its successors or assigns, by Beneficiary when evidenced by a promissory note or notes reciting that they are secured by this Deed of Trust.
Notwithstanding anything in this Deed of Trust to the contrary, in no event shall the Property include any personal property or equipment owned or leased by Trustor, whether or not located on the Property or used in connection therewith. However, to the extent that the same may be considered as being, or having become part of the buildings and without any admission to that effect on the part of the Trustor, Trustor's specialized systems (including, without limitation "clean-room" facilities) currently existing, or hereafter incorporated from time to time, into the buildings located on the Property, shall be included within the scope of this Deed of Trust, and shall be considered to form part of the Property.
If Trustor shall sell, convey, or alienate the Property, or any part thereof, or any interest therein, or shall be divested of its title or any interest therein in any manner or way, whether voluntarily of involuntarily, without the written consent of the Beneficiary being first had and obtained, Beneficiary shall have the right, at its option, except as prohibited by law, to declare any indebtedness or obligations secured hereby, irrespective of the maturity date specified in any note evidencing same, immediately due and payable.
A. To protect the security of this Deed of Trust, Trustor agrees:
(1) To keep the Property in good condition and repair; not to remove or demolish any building thereon; to complete or restore promptly and in good and workmanlike manner any building which may be constructed, damaged or destroyed thereon, provided that Beneficiary makes available to Trustor the proceeds of any insurance received on account of such damage or destruction, and to pay when due all claims for labor performed and materials furnished therefor; to comply with all laws affecting the Property or requiring any alterations or improvements to be made thereon; to comply with all recorded instruments relating to the maintenance or use of the Property; not to commit or permit waste thereof; not to commit, suffer or permit any act upon the Property in violation of law; to do all other acts which from the character or use of the Property may be reasonably necessary to preserve the value thereof, the specific enumerations herein not excluding the general. Notwithstanding anything to the contrary in this Deed of Trust, no failure to comply with any such laws or recorded instruments or to do any such acts shall constitute a default of Trustor unless it could reasonably be expected to have a Material Adverse Effect, which, for the purposes of this Deed of Trust, shall be deemed to occur if the cost to remedy the failure or non-compliance or the likely reduction in the fair market value of the Property as a result of the failure or non-compliance, which ever is greater, exceeds $600,000. The determination of the fair market value of the Property and its likely reduction shall be made by Stan Tish of Berliner, Kidder & Tish, 480 Lytton Avenue, Suite 2, Palo Alto, CA 94301, or such other appraiser as shall be approved by Trustor and Beneficiary who is a Member of the Appraisal Institute and has experience in valuing commercial and industrial properties in Santa Clara County. In the event the appraiser determines that there is a Material Adverse Effect, the cost of the appraisal shall be borne by Trustor; otherwise, the cost of the appraisal shall be borne by Beneficiary. Notwithstanding the foregoing, Trustor may modify the "clean room" facilities currently existing, or hereafter incorporated from time to time, into the buildings located on the Property, to alter or improve such "clean room" facilities in the ordinary course of Trustor's business.
(2) To provide, maintain and deliver to Beneficiary property insurance reasonably satisfactory to and with loss payable to Beneficiary. Without limiting the generality of the foregoing, Beneficiary shall have the right to reasonably approve the nature and scope of the property insurance coverage, the identity of the insurer(s), the amount of insurance coverage and the amount of any deductibles or self-insured retention and to require that Trustor forthwith subscribe, and maintain in effect, such additional or different insurance coverage as Beneficiary, acting reasonably, may deem appropriate or desirable. Within thirty (30) days after the date hereof, the Trustor shall provide the Beneficiary with a certificate and summary of all property, business interruption, liability, workmen's compensation and other insurance subscribed by the Trustor. All amounts collected under any property insurance policy shall be released to Trustor for the repair and restoration of the Property pursuant to a disbursement procedure reasonably acceptable to Beneficiary, provided that if, with Beneficiary's consent, the Property is not to be so repaired or restored, all amounts so collected shall be applied by Beneficiary upon the indebtedness secured hereby. Such release or application shall not cure or waive any default or notice of default hereunder or invalidate any act done pursuant to such notice.
(3) To appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Beneficiary or Trustee; and to pay all costs and expenses, including cost of evidence of title and attorney's fees in a reasonable sum, in any such action or proceeding in which Beneficiary or Trustee may appear, and in any suit brought by Beneficiary to foreclose this Deed of Trust.
(4) To pay: at least ten days before delinquency all taxes and assessments affecting the Property, including assessments on appurtenant water stock; when due, all encumbrances, charges and liens, with interest, on the Property or any part thereof, which appear to be prior or
2
superior hereto; all costs, fees and expenses of this Trust.
Should Trustor be in default under this Deed of Trust, beyond applicable notice and cure periods, due to Trustor's failure to make any payment or to do any act as herein provided, then Beneficiary or Trustee, but without obligation so to do but with prior notice to upon Trustor and without releasing Trustor from any obligation hereof, may: make or do the same in such manner and to such extent as either may reasonably deem necessary to protect the security hereof, Beneficiary or Trustee being authorized to enter upon the Property for such purposes; appear in and defend any action or proceeding purporting to affect the security hereof or the rights or powers of Beneficiary or Trustee; pay, purchase, contest or compromise any encumbrance, charge or lien which in the judgment of either appears to be prior or superior hereto; and, in exercising any such powers, pay necessary expenses, employ counsel and pay his reasonable fees.
(5) To pay immediately and without demand all sums so expended by
Beneficiary or Trustee, with interest from date of expenditure at the amount allowed by law in effect at the date hereof, and to pay for any statement provided for by law in effect at the date hereof regarding the obligation secured hereby any amount demanded by the Beneficiary not to exceed the maximum allowed by law at the time when said statement is demanded.
(6) To comply with the following provisions concerning
environmental laws and hazardous substances, failure with which to comply could reasonably be expected to have a Material Adverse Effect.
(a) As used in this paragraph 6:
(i) "Environmental Laws" shall mean all federal, state and
local laws, ordinances, rules and regulations now or hereafter in force, as amended from time to time, in any way relating to or regulating human health or safety, industrial hygiene or protection of the environment.
(ii) "Hazardous Substances" shall mean any substance or
material that is described, designated or regulated as a toxic or hazardous substance, waste or material or a pollutant or contaminant, or words of similar import, in any of the Environmental Laws.
(iii) "Release" shall mean any spilling, leaking, pumping,
pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment, including continuing migration, of Hazardous Substances into, onto or through the soil, surface water or groundwater of the Property, whether or not caused by, contributed to, permitted by, acquiesced to or known to Trustor in violation of Environmental Laws.
(iv) "User" means any person other than Trustor who occupies, uses or comes onto or has occupied, used or come onto the Property or any part thereof and any agent or contractor of such a person.
(b) Trustor represents and warrants to Beneficiary that as of the date of this Deed of Trust and to the best of Trustor's knowledge, based on due inquiry and investigation (which inquiry and investigation, as to any property other than the Property, is based on and limited to environmental assessments prepared by Trustor's consultants):
(i) except as previously disclosed in writing by Trustor to
Beneficiary (A) no Hazardous Substances in excess of permitted levels or reportable quantities under applicable Environmental Laws are present in, on or under the Property or any nearby real property which could migrate to the Property, (B) no Release or threatened Release exists or has occurred, (C) neither Trustor nor any User has ever used the Property or any part thereof for the production, manufacture, generation, treatment, handling, storage, transportation or disposal of Hazardous Substances in violation of Environmental Laws, (D) no underground, surface or elevated storage
3
tanks of any kind, wells (except domestic water wells), septic tanks, pits, ponds or other impoundments ("Tanks") are or ever have been located in or on the Property, and (E) no investigation, claim, demand, action or proceeding of any kind relating to any Release or threatened Release or any past or present violation of any Environmental Laws relating to the Property has been made or commenced, or is pending, or is being threatened by any governmental authority or other person;
(ii) all operations and activities at, and the use and occupancy of, the Property comply with all applicable Environmental Laws to the extent that non-compliance with any of the foregoing could reasonably be expected to have a Material Adverse Effect;
(iii) Trustor is in strict compliance with, and Trustor has not received any notice that any User is not in compliance with, every permit, license and approval required by all applicable Environmental Laws for all activities and operations at, and the use and occupancy of, the Property, to the extent that non-compliance with any of the foregoing could reasonably be expected to have a Material Adverse Effect;
(iv) neither the Property, nor any portion thereof, nor any adjacent property or portion thereof, has been or is proposed to be listed under the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601, et seq.), or any analogous state law; and
(v) any written disclosure submitted by or on behalf of Trustor to Beneficiary at Beneficiary's request concerning any Release or threatened Release, past or present compliance by Trustor, User or any other person of any Environmental Laws applicable to the Property, the past and present use and occupancy of the Property, any environmental concerns relating to the Property and the like, was true and complete when submitted to the extent that any inaccuracy or incompleteness of the disclosure could reasonably be expected to have a Material Adverse Effect.
(c) Trustor agrees that:
(i) Except in the ordinary course of business, and in compliance with all applicable Environmental Laws, Trustor promises that neither Trustor nor any User shall use, produce, manufacture, generate, treat, handle, store, transport, or dispose of any Hazardous Substances in, on or under the Property, or use the Property for any such purposes in such a manner as could reasonably be expected to have a Material Adverse Effect;
(ii) Trustor shall not cause, contribute to, permit or acquiesce to any Release or threatened Release;
(iii) Trustor shall comply fully, and shall cause every User to comply fully, with all Environmental Laws applicable to the Property, and all other laws, ordinances and regulations applicable to the use or occupancy thereof, or any operations or activities therein or thereon, to the extent that non-compliance with any of the foregoing could reasonably be expected to have a Material Adverse Effect;
(iv) With respect to any Tanks disclosed in writing to Beneficiary, Trustor shall comply with all Environmental Laws and any requirements of city or county fire departments, applicable to the maintenance and use of such Tanks, including, without limitation, Title 40 of the Code of Federal Regulations part 112, the non-compliance with which could reasonably be expected to have a Material Adverse Effect;
(v) To facilitate performance of Trustor's obligations under subparagraphs (c)(I), (ii), (iii) and (iv) of this paragraph A (6)(c), Trustor shall regularly inspect the Property, monitor the activities and operations of every User and confirm that every User has obtained and fully complies with all permits, licenses and approvals required by all applicable Environmental Laws, the non-
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compliance with which could reasonably be expected to have a Material Adverse
Effect;
(vi) Promptly after Trustor obtains any information indicating any Release or threatened Release, or that Hazardous Substances in, on or under any nearby property could migrate to the Property or a violation of any Environmental Laws may have occurred or could occur regarding the Property, Trustor shall give notice thereof to Beneficiary with a reasonably detailed description of the event, occurrence or condition in question;
(vii) If Beneficiary obtains any information that Beneficiary believes in good faith indicates a reasonable possibility of a Release or threatened Release, or that Hazardous Substances in, on or under any nearby real property could migrate to the Property or any violation of any Environmental Laws may have occurred or could occur regarding the Property, then Trustor shall, at the expense of Trustor, promptly after a request by Beneficiary, or Beneficiary may at Trustor's expense any time prior to completion of a judicial or nonjudicial foreclosure, engage a qualified environmental engineer to conduct a comprehensive environmental assessment of the Property and prepare and submit to Beneficiary a written report containing the findings and conclusions resulting from such investigation. Trustor shall, on demand, pay to Beneficiary all sums expended by Beneficiary in connection with any such comprehensive environmental assessment;
(viii) Trustor shall permit, or cause any User to permit, Beneficiary or its agents or independent contractors to enter and inspect the Property (including the taking of building materials, soil and groundwater samples) at any reasonable time and after reasonable notice, except in an emergency, whether or not a default has occurred under this Deed of Trust, and including after the commencement of judicial or nonjudicial foreclosure proceedings, for purposes of determining, to the extent reasonably necessary: the existence, location or nature of any Hazardous Substances into, onto, or spread beneath or from the Property, that is located or has been spilled, disposed of, discharged or released on, under or about the Property. Trustor acknowledges that all inspections and reviews undertaken by Beneficiary are solely for the benefit and protection of Beneficiary and agrees that Beneficiary shall have no duty to Trustor with respect to Hazardous Substances or Environmental Laws as a result of any such inspections, and such inspections shall not result in a waiver of any default by Trustor. If Trustor or any User fails to comply fully with the terms of this provision, Beneficiary may obtain affirmative injunctive relief to compel such compliance; and
(ix) If any Release or threatened Release exists or occurs before this Deed of Trust is reconveyed or foreclosed upon, or if Trustor is in breach of any of its representations, warranties or covenants as set forth in this paragraph A (6), Trustor shall promptly give notice of the condition to Beneficiary, and Trustor shall at its own expense cause all Hazardous Substances to be cleaned up and removed from the Property, and the Property shall be restored, in compliance with all applicable Environmental Laws and other laws, ordinances, rules and regulations (the "Remediation Work"). If requested by Beneficiary, Trustor shall submit to Beneficiary, for Beneficiary's prior approval, complete plans and specifications for all Remediation Work to be done before any Remediation Work is performed, except in an emergency. Alternatively, if Trustor is in default hereunder beyond applicable notice and cure periods, Beneficiary may cause such Remediation Work to be completed at Trustor's expense.
(d) Beneficiary shall have the right to advise appropriate governmental authorities of any environmental condition on or affecting the Property to the extent that Beneficiary is obligated to do so under applicable law.
(e) Trustor and its successors and assigns shall indemnify, defend, protect, and hold harmless Beneficiary, and/or Trustee, its directors, officers, employees, agents, shareholders, successors and assigns and their officers, employees or agents, from and against any and all claims, suits, damages, foreseeable and unforeseeable consequential damages, liens, losses,
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liabilities, interest, judgments, cleanup costs, demands, actions, causes of action, injuries, administrative proceedings and orders, consent agreements and orders, penalties, costs and expenses (including any fees and expenses incurred in enforcing this indemnity, any reasonable out-of-pocket litigation costs, sums paid in settlement of claims, and all reasonable consultant, expert and counsel fees and expenses, including in-house legal services) of any kind whatsoever ("Claims") paid, incurred or suffered by, or asserted against Beneficiary and/or Trustee, including but not limited to Claims arising out of loss of life, injury to persons, trespass or damage to or contamination of property or natural resources, or injury to business, in connection with or arising out of the activities of Trustor on the Property, Trustor's predecessors in interest, third parties who have been invited, permitted or trespassed on the Property, or parties in a contractual relationship with Trustor, or any of them, or which directly or indirectly arise out of or result from or in any way connected with the Property, whether or not caused by Trustor or within the control of Trustor, including without limitation: (i) the Release, threatened Release of any Hazardous Material at, from, within, on or under the Property; (ii) Trustor's breach of any of the representations, warranties and covenants contained herein; and (iii) Trustor's violation or alleged violation of any applicable Environmental Law. The foregoing indemnity shall not include any Claims to the extent attributable to the actions or failure to act of Beneficiary or any persons for whom Beneficiary is legally responsible.
(f) Trustor's representations, warranties, covenants and indemnities contained herein shall survive the occurrence of any event whatsoever, including without limitation the payoff of the promissory note secured hereby, the reconveyance or foreclosure of this Deed of Trust, the acceptance by Trustee of a deed in lieu of foreclosure, or any transfer or abandonment of the Property.
B. It is mutually agreed:
(1) That any award of damages in connection with any condemnation for public use of or injury to said property or any part thereof is hereby assigned and shall be paid to Beneficiary who shall apply or release such moneys received by it in the same manner and with the same effect as above provided for disposition of proceeds of fire or other insurance.
(2) That by accepting payment of any sum secured hereby after its due date, Beneficiary does not waive its right to require prompt payment when due of all other sums so secured.
(3) That at any time or from time to time, without liability therefor and without notice, upon written request of Beneficiary and presentation of this Deed of Trust and said note for endorsement, and without affecting the personal liability of any person for payment of the indebtedness secured hereby, Trustee may: reconvey any part of the Property; consent to the making of any map or plat thereof; join in granting any easement thereon; or join in any extension agreement or any agreement subordinating the lien or charge hereof.
(4) That upon written request of Beneficiary stating that all sums secured hereby have been paid or otherwise satisfied, and upon surrender of this Deed of Trust and said note to Trustee for cancellation and retention or other disposition as Trustee in its sole discretion may choose and upon payment of its fees, Trustee shall reconvey, without warranty, the property then held hereunder. The recitals in such reconveyance of any matters or facts shall be conclusive proof of the truthfulness thereof. The Grantee in such reconveyance may be described as "the person or persons legally entitled thereto."
(5) That as additional security, Trustor hereby gives to and confers upon Beneficiary the right, power and authority, during the continuance of these Trusts, to collect the rents, issues and profits of said property, reserving unto Trustor the right, prior to any default by Trustor in payment of any indebtedness secured hereby or in performance of any agreement hereunder, to collect and retain such rents, issues and profits as they become due and payable. Upon any such default, Beneficiary may at any time by a receiver to be appointed by a court, and without regard to the
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adequacy of any security for the indebtedness hereby secured, enter upon and take possession of the Property or any part thereof, in its own name sue for or otherwise collect such rents, issues, and profits, including those past due and unpaid, and apply the same, less costs and expenses of operation and collection, including reasonable attorney's fees, upon any indebtedness secured hereby, and in such order as Beneficiary may determine. The entering upon and taking possession of the Property, the collection of such rents, issues and profits and the application thereof as aforesaid, shall not cure or waive any default or notice of default hereunder or invalidate any act done pursuant to such notice.
(6) That upon default by Trustor in payment of any indebtedness secured hereby or in performance of any agreement hereunder, Beneficiary may declare all sums secured hereby immediately due and payable by delivery to Trustee of written declaration of default and demand for sale and of written notice of default and of election to cause to be sold said property, which notice Trustee shall cause to be filed for record. Beneficiary also shall deposit with Trustee this Deed of Trust, said note and all documents evidencing expenditures secured hereby.
After the lapse of such time as may then be required by law following the recordation of said notice of default, and notice of sale having been given as then required by law, Trustee, without demand on Trustor, shall sell the Property at the time and place fixed by it in said notice of sale, either as a whole or in separate parcels, and in such order as it may determine, at public auction to the highest bidder for cash in lawful money of the United States, payable at time of sale. Trustee may postpone sale of all or any portion of the Property by public announcement at such time and place of sale, and from time to time thereafter may postpone such sale by public announcement at the time fixed by the preceding postponement. Trustee shall deliver to such purchaser its deed conveying the Property so sold, but without any covenant or warranty, express or implied. The recitals in such deed of any matters or facts shall be conclusive proof of the truthfulness thereof. Any person, including Trustor, Trustee, or Beneficiary as hereinafter defined, may purchase at such sale.
After deducting all costs, fees and expenses of Trustee and of this Trust, including cost of evidence of title in connection with sale, Trustee shall apply the proceeds of sale to payment of: all sums expended under the terms hereof, not then repaid, with accrued interest at the amount allowed by law in effect at the date hereof; all other sums then secured hereby; and the remainder, if any, to the person or persons legally entitled thereto. Notwithstanding anything to the contrary in the Note, this Deed of Trust, the Securities Purchase Agreement between Trustor and Beneficiary dated of even date herewith, or any other document or instrument evidencing or securing the indebtedness evidenced by the Note, no failure of Trustor to pay, observe or perform any term or condition thereof, and no inaccuracy of any representation or warranty thereunder, shall constitute a default of Trustor until Beneficiary has delivered Trustor written notice thereof and Trustor has failed to cure the same (i) within ten (10) days thereafter as regards matters that may be cured solely by the payment of money, or (ii) within thirty (30) days thereafter as regards all other matters, provided, however, that if such matter cannot reasonably be cured within thirty (30) days, as long as Trustor promptly commences such cure and diligently proceeds with such cure, such period shall be extended for the reasonable time required to perform such cure.
(7) Beneficiary, or any successor in ownership of any indebtedness secured hereby, may from time to time, by instrument in writing, substitute a successor or successors to any Trustee named herein or acting hereunder, which instrument, executed by the Beneficiary and duly acknowledged and recorded in the office of the recorder of the county or counties where the Property is situated, shall be conclusive proof of proper substitution of such successor Trustee or Trustees, who shall, without conveyance from the Trustee predecessor, succeed to all its title, estate, rights, powers and duties. Said instrument must contain the name of the original Trustor, Trustee and Beneficiary hereunder, the book and page where this Deed of Trust is recorded and
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the name and address of the new Trustee.
(8) That this Deed of Trust applies to, inures to the benefit of, and binds all parties hereto, their heirs, legatees, devisees, administrators, executors, successors and assigns. The term Beneficiary shall mean the owner and holder, including pledgees of the note secured hereby, whether or not named as Beneficiary herein. In this Deed of Trust, whenever the context so requires, the masculine gender includes the feminine and/or neuter, and the singular number includes the plural.
(9) That Trustee accepts this Trust when this Deed of Trust, duly executed and acknowledged, is made a public record as provided by law. Trustee is not obligated to notify any party hereto of pending sale under any other Deed of Trust or of any action or proceeding in which Trustor, Beneficiary or Trustee shall be a party unless brought by Trustee.
The undersigned Trustor, requests that a copy of any notice of default and any notice of sale hereunder be mailed to it at its address hereinbefore set forth.
SIGNATURE OF TRUSTOR
SIPEX CORPORATION
By ___________________________________
Its______________________________
STATE OF CALIFORNIA }
}ss.
COUNTY OF ___________________________________}
On_______________________ before me, ______________________, personally appeared ______________________, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument.
WITNESS my hand and official seal.
Signature _______________________________________
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(This area for official notarial seal)
DO NOT RECORD REQUEST FOR FULL RECONVEYANCE
TO FIRST AMERICAN TITLE INSURANCE COMPANY, TRUSTEE:
The undersigned is the legal owner and holder of the note or notes, and of all other indebtedness secured by the foregoing Deed of Trust. Said note or notes, together with all other indebtedness secured by said Deed of Trust, have been fully paid and satisfied; and you are hereby requested and directed, on payment to you of any sums owing to you under the terms of said Deed of Trust, to cancel said note or notes above mentioned, and all other evidences of indebtedness secured by said Deed of Trust delivered to you herewith, together with the said Deed of Trust, and to reconvey, without warranty, to the parties designated by the terms of said Deed of Trust, all the estate now held by you under the same. Dated _____________________________________
Please mail Deed of Trust,
Note and Reconveyance to _______________________________________________________
DO NOT LOSE OR DESTROY THIS DEED OF TRUST OR THE NOTE WHICH IT SECURES. BOTH MUST BE DELIVERED TO THE TRUSTEE FOR CANCELLATION BEFORE RECONVEYANCE WILL BE MADE.
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EXHIBIT "A"
TO
DEED OF TRUST WITH ASSIGNMENT OF RENTS
Real property in the City of Milpitas, County of Santa Clara, State of California, described as follows:
PARCEL ONE:
Parcel 2, as shown on that certain Map entitled, "Parcel Map being a portion of Parcel 3, as shown upon that certain Parcel Map recorded in Book 493 of Maps page(s) 19 and 20, Records of Santa Clara County," which Map was filed for record in the office of the Recorder of the County of Santa Clara, State of California on May 24, 1989 in Book 586 of Maps, at pages 37 and 38.
PARCEL TWO:
An easement for the purpose of ingress and egress, said easement being more particularly described as follows:
Being a portion of Parcel 3 as shown upon that certain Parcel Map, recorded in Book 493 of maps, at page 19 and 20, Records of Santa Clara County, being more particularly described as follows:
Commencing at a point on the Northeasterly boundary line of said Parcel 3, said point being the Southerly terminus of the course shown as "R=75 angle = 124(degree) 50' 34" L=163.42" on said map.
Thence, from said point of commencement, along said Northeasterly boundary line of said Parcel 3, from a tangent bearing of N. 41(degree)25' 04" W., along a curve to the right, having a radius of 75.00 feet, through a central angle of 17(degree)25' 24", for an arc length of 22.81 feet; thence, leaving said Northeasterly line N. 23(degree)59'40" W. 75.00 feet; thence S. 66(degree)00' 20" W., 21.77 feet; thence, N. 23(degree)59'40" W., 214.85 feet to the true point of beginning; thence, from said true point of beginning S. 66(degree)00' 20" W., 116.50 feet; thence N. 23(degree)59' 40" W., 12.50 feet; thence N.
66(degree)00' 20" E. 116.50 feet; thence, S. 23(degree)59' 40" E., 12.50 feet to the true point of beginning.
PARCEL THREE:
An easement for the purpose of a Private Sanitary Sewer and Private Storm Drainage, said easement being more particularly described as follows:
Being a portion of Parcel 3 as shown upon that certain Parcel Map recorded in Book 493 of Maps, at pages 19 and 20, Records of Santa Clara County, being more particularly described as follows:
Commencing at a point in a Northeasterly boundary line of said Parcel 3 said point being the
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Southerly terminus of the course shown as "R=75, angle = 124(degree) 50'34",
L=163.42" on said Map.
Thence, from said point of commencement, along said Northeasterly boundary line of said Parcel 3, from a tangent bearing of N. 41(degree)25' 04" W, along a curve to the right, having a radius of 75.00 feet, through a central angle of 17(degree)25' 24", for an arc length of 22.81 feet; thence, leaving said Northwesterly line N. 23(degree)59 '40" W., 40.00 feet to a point in the line designated as "10' PSUE & PE" on said Map said point being the true point of beginning; thence, from said true point of beginning, N. 23(degree)59' 40" W.
35.000 feet; thence, N. 66(degree)00' 20" E., 35.00 feet to a point in said line designated as "10' PSUE and PE"; thence, along said line, from a tangent bearing of S. 37(degree)55' 59" W., along a curve to the left, having a radius of 85.00 feet, through a central angle of 33(degree)51' 18", for an arc length of 50.22 feet to the true point of beginning.
PARCEL FOUR:
An easement for the purpose of Private Storm Drainage, said easement being more particularly described as follows:
Being a portion of Parcel 3 as shown upon that certain Parcel Map recorded in Book 493 of Maps, at pages 19 and 20, Records of Santa Clara County, being more particularly described as follows:
Being a strip of land uniform width of 10.00 feet, measured at right angles, the center line of which is described as follows:
Commencing at a point in a Northeasterly boundary line of said Parcel 3 said point being the Southerly terminus of the course shown as "R=75, angle 124(degree) 50'34", L = 163.42" on said Map.
Thence, from said point of commencement, along said Northeasterly boundary line of said Parcel 3, from a tangent bearing of N 41(degree)25' 04" W., along a curve to the right, having a radius of 75.00 feet, through a central angle of 17(degree)25' 24", for an arc length of 22.81 feet; thence, leaving said Northeasterly line N. 23(degree)59' 40" W. 75.00; thence, S. 66(degree)00' 20"
W. 21.77 feet; thence N. 23(degree)59' 40" W, 227.35 feet; thence, S. 66(degree)00' 20" W., 116.50 feet; thence, N. 23(degree)59' 40" W., 36.25 feet to the true point of beginning; thence, from said true point of beginning S. 54(degree)14' 14" W., 6.13 feet; thence, S. 72(degree)32' 10" W., 231.38 feet;
thence, S. 11(degree)55' 04" E. 151.16 feet to a point in a line parallel with and 6.00 feet Northeasterly, measured at right angles, from the Southwesterly line of said Parcel 3; thence, along said parallel line S. 23(degree)59' 40" E.,
447.50 feet to the intersection thereof with the adjusted lot line per City of Milpitas, Resolution N. 5318, dated July 15, 1986; said point being the terminal point of herein described center line.
PARCEL FIVE:
An easement for the purpose of Private Sanitary Sewer and Private Storm Drainage, said easement being more particularly described as follows:
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Being a portion of parcels 2 and 3 as shown upon that certain parcel Map, recorded in Book 493 of Maps at pages 19 and 20, Records of Santa Clara County, being more particularly described as follows:
Commencing at the most Southerly corner of said Parcel 3; thence from said Point of Commencement, along the Southwesterly boundary line of said Parcel 2, S 23(degree) 59' 40" E, 10.00 feet to the True Point of Beginning; thence, from said True Point of Beginning, leaving said line, at right angles, parallel with the Southeasterly boundary line of said Parcel 3, N 66(degree) 00' 20" E, 20.00 feet; thence, at right angles, parallel with the aforementioned Southwesterly boundary line, N 23(degree) 59' 40" W, 42.50 feet; thence, at right angles, parallel with the aforementioned Southeasterly boundary line, S 66(degree) 00' 20" W, 20.00 feet to a point in the Southwesterly boundary line of said Parcel 3; thence, along said Southwesterly boundary line of said Parcel 3 and Parcel 2 at right angles, S 23(degree) 59' 40" E, 42.50 feet to the True Point of Beginning.
APN: 086-38-029
ARB: 86-28-13.03.06